Exhibit 2.1

JUNE 4, 2008

TERCICA, INC

BEAUFOUR IPSEN PHARMA, S.A.S.

and

TRIBECA ACQUISITION CORPORATION

AGREEMENT AND PLAN OF MERGER

Page I

4.12	Undisclosed liabilities	19

4.13	Absence of certain changes	19

4.14	Contracts	20

4.15	Company Benefit Plans	21

4.16	Labor relations	25

4.17	Taxes	25

4.18	Title to real properties	27

4.19	Intellectual Property	27

4.20	IT Systems	28

4.21	Insurance	29

4.22	Suppliers, distributors and customers	29

4.23	Litigation	30

4.24	Compliance with Laws	31

4.25	FDA, EMeA and other regulatory authorities	31

4.26	Environmental liability	32

4.27	Permits; relations with Governments	33

4.28	Brokers and finders	34

4.29	Takeover Proposals	34

4.30	No other representations or warranties	34

5.	Representations and warranties of the Purchaser and Merger Sub	34

5.1	Organization and power	35

5.2	Corporate authorization	35

5.3	Enforceability	36

5.4	Governmental authorizations	36

5.5	Non-contravention	36

5.6	Financing	37

5.7	Absence of litigation	37

5.8	Stockholder Approval	37

5.9	No other representations or warranties	38

6.	Covenants	38

6.1	Conduct of business of the Company	38

6.2	Solicitation	43

Page II

6.3	The Company Stockholders’ Meeting; Preparation of Company Proxy Statement and Schedule 13E-3	48

6.4	Cooperation and notification of certain events	51

6.5	Access to information	54

6.6	Public announcements	54

6.7	Indemnification, directors’ and officers’ insurance	55

6.8	Stock exchange listing	56

6.9	Litigation	57

6.10	Company Tax statements	57

6.11	Employees; Company Benefit Plans	57

6.12	Resignation of directors	59

6.13	Takeover statutes and defenses	60

6.14	Fees and expenses	61

6.15	Rule 16b-3	61

6.16	Continuation of the Special Committee	61

6.17	The Purchaser vote	61

6.18	Performance of Merger Sub	62

7.	Conditions	62

7.1	Conditions to each party’s obligation to effect the Merger	62

7.2	Conditions to obligations of the Purchaser and Merger Sub	63

7.3	Conditions to obligations of the Company	64

8.	Termination, amendment and waiver	64

8.1	Termination	64

8.2	Effect of termination	66

8.3	Fees and expenses following termination	67

8.4	Amendment	68

8.5	Extension; waiver	68

9.	Miscellaneous	69

9.1	Certain definitions	69

9.2	Interpretation	78

9.3	Survival	79

9.4	Governing Law	79

Page III

9.5	Submission to jurisdiction	79

9.6	Waiver of jury trial	80

9.7	Notices	80

9.8	Entire Agreement	82

9.9	No limitation on other representations	82

9.10	No third party beneficiaries	82

9.11	Severability	83

9.12	Rules of construction	83

9.13	Assignment	83

9.14	Remedies	83

9.15	Specific performance	84

9.16	Counterparts; effectiveness	84

Page IV

THIS AGREEMENT AND PLAN OF MERGER (this Agreement) is entered into as of June 4, 2008, by and among Tercica, Inc (the Company), a corporation organized under the laws of the State of Delaware, with its principal offices at 2000 Sierra Point Parkway, Suite 400, Brisbane, California, 94005, United States, Beaufour Ipsen Pharma (the Purchaser), a société par actions simplifiée organized under the laws of France with its registered address at 24 rue Erlanger, 75016, Paris, France and Tribeca Acquisition Corporation (Merger Sub), a corporation organized under the laws of the State of Delaware and a wholly-owned subsidiary of the Purchaser.

WHEREAS, the Purchaser and Merger Sub have approved and declared advisable the merger of Merger Sub with and into the Company (the Merger) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement;

WHEREAS, the board of directors of the Company, upon the recommendation of the Special Committee, has (i) determined that the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and its stockholders (other than members of the Purchaser Group), (ii) approved and declared advisable this Agreement, the Merger and the transactions contemplated hereby, (iii) resolved to recommend to the Company’s stockholders their approval of the Merger and this Agreement, and (iv) approved, for purposes of Section 203 of the DGCL, the Purchaser and Merger as parties and the transactions contemplated hereby;

WHEREAS, as a condition to and inducement to each of the Purchaser’s and Merger Sub’s willingness to enter into this Agreement, concurrently with execution and delivery of this Agreement, the Voting Parties are each entering into a voting and support agreement (each a Voting Agreement and together the Voting Agreements) pursuant to which, among other things, each of the Voting Parties agrees, subject to certain conditions, to vote its Shares in favor of adoption of this Agreement and approval of the Merger; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

1.	THE MERGER, CLOSING AND EFFECTIVE TIME

1.1	The Merger

Upon the terms and subject to the satisfaction or waiver (subject to applicable Law) of the conditions set forth in this Agreement, and in accordance with the DGCL, the Merger Sub shall merge with and into the Company at the Effective Time and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the Surviving Corporation), and following the Effective Time the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger and the Surviving Corporation shall succeed to and assume all of the rights and obligations of Merger Sub in accordance with the DGCL and Section 2.1 of this Agreement.

1.2	Closing

Unless otherwise mutually agreed in writing by the Company (with the approval of the Special Committee) and the Purchaser, the closing of the Merger (the Closing) shall take place at the offices of Cooley Godward Kronish LLP, at a date and time selected by the Purchaser (or at such other place and time as the parties may agree), but not later than the third Business Day following the day on which the last of the conditions set forth in Section 7 to be satisfied by action, or waived (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver (subject to applicable Law) of those conditions), will have been satisfied or waived (subject to applicable Law) in accordance with this Agreement (the date on which the Closing actually occurs hereinafter referred to as Closing Date).

1.3	Effective Time

Subject to the terms of this Agreement, as soon as practicable following the Closing, the Company (at the direction of the Special Committee) and the Purchaser shall cause a certificate of merger, or other appropriate documents, (the Certificate of Merger) to be duly prepared, executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date and time as the Company and Merger Sub shall, by written agreement, specify in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the Effective Time).

2.	EFFECTS OF THE MERGER AND THE SURVIVING CORPORATION

2.1	Effects of the Merger

The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL, including Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, restrictions and duties of the Surviving Corporation.

2.2	Organizational Documents

At the Effective Time:

(a)	the Certificate of Incorporation, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time so as to contain the provisions, and only the provisions, contained immediately prior to the Effective Time in the certificate of incorporation of Merger Sub until thereafter changed or amended in accordance with the provisions thereof or by applicable Law, except for the first Article thereof, which shall read “The name of the corporation is Tercica, Inc. (herein after referred to as the Corporation)”; and

(b)	the bylaws of the Surviving Corporation shall be amended and restated in their entirety such that as of the Effective Time they contain the provisions contained immediately prior to the Effective Time in the bylaws of Merger Sub, until thereafter changed or amended in accordance with the provisions thereof, the certificate of incorporation or applicable Law.

2.3	Officers

The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until:

(a)	their respective successors have been duly elected or appointed and qualified; or

(b)	the earlier of their death, resignation or removal in accordance in accordance with the certificate of incorporation or bylaws of the Surviving Corporation or by applicable Law, as the case may be.

2.4	Directors

The board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until:

(a)	their respective successors have been duly elected or appointed and qualified; or

(b)	the earlier of their death, resignation or removal in accordance in accordance with the certificate of incorporation or bylaws of the Surviving Corporation or by applicable Law, as the case may be.

3.	EFFECT OF THE MERGER ON CAPITAL STOCK

3.1	Effect on capital stock

On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, as a result of the Merger, and without any action on the part of the holders of any capital stock of the Company,

(a)	except with respect to the Excluded Shares:

(i)	each Share shall be converted into the right to receive $9 per Share (the Merger Consideration);

(ii)	all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist;

(iii)	each Certificate or Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Section 3;

(b)	Excluded Shares:

(i)	held by the Company shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist;

(ii)	held by a member of the Purchaser Group shall remain outstanding as shares of the Surviving Corporation; and

(iii)	that are Dissenting Shares shall be afforded the treatment provided in Section 3.3;

(c)	a holder of Stock Options, Restricted Stock Units, Early Exercise Shares and Restricted Shares shall be afforded the treatment provided in Section 3.2; and

(d)	each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into the number of fully paid and nonassessable shares of common stock of the Surviving Corporation equal to the sum of the number of Shares, the number of Dissenting Shares, the number of Early Exercise Shares, the number of Restricted Shares, the number of shares underlying Stock Options that receive payment pursuant to this Agreement and the number of shares underlying Restricted Stock Units .

3.2	Treatment of Stock Options, Early Exercise Shares and Restricted Shares

(a)	In accordance with the terms of the Company’s 2002 Stock Plan, as amended, the Company’s 2002 Executive Stock Plan, as amended, and the Company’s 2004 Stock Plan, as amended (collectively the Stock Option Plans), subject to consummation of the Merger, the Stock Option Plans shall terminate, effective as of the Effective Time and no holder of Stock Options issued pursuant to the Stock Option Plans or otherwise or any participant in the Stock Option Plans shall have any rights thereunder to acquire any equity securities of or, except as expressly provided in this Section 3.2, to receive any payments from the Company or the Surviving Corporation.

(b)	In accordance with the terms of the Stock Option Plans, the Company:

(i)	shall provide, at least fifteen days prior to the Effective Time, notice to each holder of an option to purchase Shares under the Stock Option Plans (individually a Stock Option and collectively Stock Options) that, in each case, would otherwise be outstanding and unexercised immediately prior to the Effective Time, that, contingent upon the consummation of the Merger, such Stock Option (x) shall be fully vested and exercisable for the fifteen-day period beginning on the date of such notice and ending fifteen days thereafter (the Exercise Period) and (y) such Stock Option will terminate at the expiration of the Exercise Period to the extent then unexercised, unless the Stock Option terminates earlier by its own terms; and

(ii)

shall provide that any holder of a Stock Option that, in each case, contingent upon the occurrence of the Effective Time, expires at the expiration of the Exercise Period by virtue of being outstanding and unexercised at the expiration of the Exercise Period pursuant to the Stock Option Plans and Section 3.2(b)(i), but that would otherwise be outstanding and unexercised immediately prior to the Effective Time, and that has an exercise price that is less than the Merger

Consideration shall receive at the Effective Time from the Purchaser or the Paying Agent (at the direction of the Purchaser) an amount in cash equal to the product of (x) the number of Shares previously subject to such Stock Option, and (y) the excess of the Merger Consideration over the exercise price per Share previously subject to such Stock Option, less any required withholding taxes.

(c)	The Company (at the direction of the Special Committee) shall provide that, immediately prior to the Effective Time, each Restricted Share, Early Exercise Share and Restricted Stock Unit shall vest and become free of all such restrictions immediately prior to the Effective Time, and at the Effective Time the holder thereof shall, subject to this Section 3.2, be entitled to receive the Merger Consideration from the Purchaser in exchange for each such Restricted Share, Early Exercise Share and Restricted Stock Unit, less any required withholding taxes (as provided for in Section 3.5).

(d)	The Company (at the direction of the Special Committee):

(i)	after the date hereof, shall take all actions necessary to provide that the Company’s employee stock purchase plan or any other plan, program or arrangement intending to qualify as a stock purchase plan under Section 423 of the Code (the Company ESPP) shall terminate immediately prior to the Effective Time in accordance with its terms;

(ii)	shall establish for the Company ESPP Purchase Period (as defined in the Company ESPP) in progress at the date of this Agreement a New Exercise Date (as defined in the Company ESPP), pursuant to the terms of the Company ESPP, which shall be no later than thirty (30) Business Days after the date of this Agreement. In addition, any Offering Periods (as defined in the Company ESPP) then in progress shall end on the New Exercise Date. The Company shall ensure that no new Offering Periods or Purchase Periods (as defined in the Company ESPP) thereunder shall commence under the Company ESPP following the date of this Agreement.

(e)	At or prior to the Effective Time, the Company (at the direction of the Special Committee):

(i)	and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and use its reasonable best efforts to effectuate the provisions of Section 3.2 without paying any consideration or incurring any debts or obligations on behalf of the Company or the Surviving Corporation other than those payments provided for in this Section 3.2; and

(ii)	shall use its reasonable best efforts to ensure that from and after the Effective Time neither the Purchaser Group nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of any Company Benefit Plans.

3.3	Dissenting Shares

(a)	Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, any Shares outstanding immediately prior to the Effective Time that are held by a stockholder who has neither voted in favor of the adoption of this Agreement or approval of the Merger nor consented thereto in writing with respect to such Shares, or is otherwise entitled to dissenters’ rights under Section 262 of the DGCL, and who has validly asserted dissenters’ rights with respect to the Merger in accordance with the DGCL for such Shares (the Dissenting Shares) and otherwise not withdrawn or lost such rights (a Dissenting Stockholder), will not be converted into, or represent the right to receive, the Merger Consideration unless and until such Dissenting Stockholder fails to perfect, effectively withdraws or otherwise loses his, her or its dissenters’ rights.

(b)	Each Dissenting Stockholder will be only entitled to the rights with respect to the Dissenting Shares held by them in accordance with the provisions of the DGCL, including Section 262 of the DGCL, and will be entitled to receive only the payment provided by Section 262 of the DGCL with respect to their Dissenting Shares.

(c)	Notwithstanding anything to the contrary contained in this Section 3.3, all Dissenting Shares held by stockholders who have failed to perfect or who effectively have withdrawn or otherwise lose their dissenters’ rights pursuant to the provisions of the DGCL will thereupon be deemed to have been converted into, and represent the right to receive, the Merger Consideration in the manner provided in this Section 3 and will no longer be Dissenting Shares or Excluded Shares and such holder will no longer be deemed a Dissenting Stockholder.

(d)	Notwithstanding anything to the contrary contained in this Section 3.3, if the Merger is abandoned prior to the Effective Time, then the right of any Dissenting Stockholder to be paid the fair value of such stockholder’s Dissenting Shares pursuant to the provisions of the DGCL will cease.

(e)	The Company will give the Purchaser and Merger Sub prompt notice of any written demands to receive fair value for Shares held by a stockholder, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to rights of dissent with respect to the Merger.

(f)	The Company will:

(i)	give the Purchaser and Merger Sub the opportunity to participate in and direct all negotiations and proceedings with respect to assertion of dissenters’ rights; and

(ii)	not, except with the prior written consent of the Purchaser or Merger Sub, voluntarily make any payment with respect to any demands for payment of fair value for Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal or other treatment of any such demands.

3.4	Surrender of Shares

(a)	Paying Agent.

(i)	For the benefit of the holders of Shares (other than Excluded Shares), the Purchaser will designate, or cause to be designated, a bank or trust company that is reasonably acceptable to the Company (the Paying Agent) to act as agent for the payment of the Merger Consideration in accordance with this Section 3 from time to time after the Effective Time. The Purchaser will enter into a paying agent agreement on customary terms, which terms shall be in form and substance reasonably acceptable to the Company, prior to the Effective Time.

(ii)	Immediately prior to the Effective Time, the Purchaser will deposit, or cause to be deposited, with the Paying Agent in trust for the benefit of the Company’s stockholders cash in amounts sufficient for the payment of the Aggregate Merger Consideration (such cash being herein referred to as the Payment Fund). The Paying Agent shall, pursuant to irrevocable instructions, make the payments of the Merger Consideration to the Company’s stockholders contemplated hereby out of the Payment Fund. In the event, from time to time, any Dissenting Shares cease to be Dissenting Shares, the Purchaser shall immediately deposit, or cause to be deposited, with the Paying Agent cash in an amount equal to the number of such Dissenting Shares multiplied by the Merger Consideration.

(iii)	The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation.

(iv)	Any net profit, interest or other income resulting from such investments shall become part of the Payment Fund and any amounts in excess of the aggregate Merger Consideration payable in accordance with this Section 3 (the Aggregate Merger Consideration) shall be promptly returned to the Purchaser. To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, the Purchaser shall promptly replace or restore the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments.

(b)	Payment procedures.

(i)	Promptly after the Effective Time (and in any event within three Business Days thereafter), the Purchaser shall cause the Paying Agent to mail to each record holder as of the Effective Time, of (x) an outstanding certificate or certificates which immediately prior to the Effective Time represented Shares (a Certificate) or (y) Shares represented by book-entry (Book Entry Shares), other than in respect of Excluded Shares:

(1)	a letter of transmittal in customary form as reasonably agreed by the parties specifying that delivery will be effected, and risk of loss and title will pass, in the case of Certificates, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof as provided in Section 3.4(e)) to the Paying Agent, or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal; and

(2)	instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof as provided in Section 3.4(e)) or, in the case of Book-Entry Shares, the surrender of such Shares, in exchange for payment of the Merger Consideration.

(ii)	Upon the proper surrender of a Certificate (or effective affidavit of loss in lieu thereof) or of a Book-Entry Share to the Paying Agent, together with a properly completed letter of transmittal, duly executed, and such other documents as may reasonably be requested by the Paying Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor cash in the amount (after giving effect to any required tax withholdings as provided in Section 3.5) equal to (x) the number of Shares represented by such Certificate or Book-Entry Share multiplied by (y) the Merger Consideration, and the Certificate or Book-Entry Share so surrendered will forthwith be cancelled.

(iii)	No interest will be paid to, or accrued for the benefit of, holders of the Certificates or Book-Entry Shares on any amount payable upon due surrender of the Certificates or Book-Entry Shares.

(iv)	In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, cash to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(v)	If payment of the Merger Consideration is to be made to any person other than the person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that:

(1)	the Certificate or Book-Entry Share so surrendered shall be properly endorsed, with signature guaranteed, or shall be otherwise in proper form for transfer; and

(2)	the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of the Paying Agent or Purchaser that such tax either has been paid or is not applicable.

(vi)	The Paying Agent will accept Certificates upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange of the Certificates in accordance with normal exchange practices.

(c)	No further transfers. Other than to settle transfers of Shares that occurred prior to the Effective Time, from and after the Effective Time, there will be no transfers on the stock transfer books of the Company of Shares that were outstanding immediately prior to the Effective Time, except for the transfer of Shares owned by a member of the Purchaser Group.

(d)	Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investment thereof) that remains undistributed to the holders of the Certificates and Book-Entry Shares twelve months after the Effective Time will be delivered to the Purchaser, on demand, and any holder of a Certificate or Book-Entry Share who has not theretofore complied with this Section 3 will thereafter look only to the Purchaser for payment of his, her or its claims for Merger Consideration (after giving effect to any required tax withholdings as provided in Section 3.5) upon due surrender of its Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Purchaser, Merger Sub, the Company, the Surviving Corporation, the Paying Agent or any other Person will be liable to any former holder of Shares for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e)	Lost, stolen or destroyed Certificates. In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Purchaser or the Surviving Corporation, the posting by such Person of a bond in customary amount and upon such terms as the Purchaser or the Surviving Corporation may determine are necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to this Agreement (after giving effect to any required tax withholdings as provided in Section 3.5).

3.5	Withholding rights

(a)	Each of the Purchaser and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Stock Options (and to instruct the Paying Agent to deduct or withhold) such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the Treasury Regulations promulgated thereunder, or any other applicable state, local or foreign Tax Law.

(b)	To the extent that amounts are so withheld by the Purchaser or the Surviving Corporation, as the case may be, such withheld amounts:

(i)	shall be remitted by the Purchaser or the Paying Agent, as applicable, to the applicable Governmental Entity; and

(ii)	shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Stock Options in respect of which such deduction and withholding was made by the Purchaser or the Paying Agent, as the case may be.

3.6	Adjustments to prevent dilution

In the event that the Company changes the number of Shares, or securities convertible or exchangeable into or exercisable for Shares, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration will be equitably adjusted to reflect such change; provided that nothing herein shall be construed to permit the Company to take any action with respect to its securities that is prohibited, or not expressly permitted, by the terms of this Agreement.

4.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the corresponding sections or subsections of the disclosure letter (the Company Disclosure Letter) delivered by the Company to the Purchaser and Merger Sub concurrently with the execution of this Agreement (it being understood and agreed that (i) any matter disclosed in any section or subsection of the Company Disclosure Letter will be deemed to be disclosed in any other section of the Company Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other section or subsection; and (ii) that the mere inclusion of an item in the Company Disclosure Letter shall not be deemed an admission by the Company that such an item is or was material or is or was required to be disclosed therein), (b) as expressly contemplated or permitted under this Agreement or any agreement contemplated hereby or thereby or (c) as set forth in the Company’s annual report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008 and the Company’s quarterly on Form 10-Q for the quarter ended March 31, 2008 filed with the SEC on May 12, 2008 (in each case other than general cautionary or disclaimer language included therein), the Company hereby represents and warrants to the Purchaser and Merger Sub as set forth in this Section 4. The disclosure required to make accurate any of any representation or warranty contained herein (and thereby to fulfill conditions to Closing set forth in Section 7) shall not be limited, or otherwise affected by, or as a result of, any investigation conducted by the Purchaser or Merger Sub or (except with respect to information set forth in the Company Disclosure Letter) any knowledge of the Purchaser or Merger Sub acquired (or capable of being acquired) at any time.

4.1	Organization; power; qualification

(a)	The Company is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.

(b)	The Company has all the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as now conducted.

(c)	The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or in such good standing or to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.2	Company Organizational Documents

(a)	The Company has heretofore furnished or otherwise made available to the Purchaser a complete and correct copy of the Company Organizational Documents.

(b)	The Company Organizational Documents are in full force and effect and no other organizational documents are applicable to or binding upon the Company.

(c)	The Company is not in violation of any provisions of the Company Organizational Documents in any material respect.

4.3	Corporate authorization; enforceability

(a)	The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to Stockholder Approval in the case of the consummation of the Merger, to consummate the transactions contemplated by this Agreement.

(b)	The Special Committee, at a meeting duly called and held prior to the execution of this Agreement at which all directors who were members of the Special Committee were present and having received the Opinion of the Special Committee Financial Advisor:

(i)	determined that the Merger and this Agreement are fair and are in the best interests of the Company and its stockholders (other than members of the Purchaser Group) and declared them advisable; and

(ii)	unanimously recommended that the Company Board approve this Agreement and the transactions contemplated hereby, including the Merger, which recommendation of the Special Committee has not as of the date of this Agreement been rescinded, modified or withdrawn in any way.

(c)	The Company Board, at a meeting duly called and held prior to the execution of this Agreement at which all directors were present (other than Christophe Jean who recused himself from the meeting due to his affiliation with the Purchaser), acting on the unanimous recommendation of the Special Committee, in accordance with the DGCL, duly and unanimously:

(i)	determined that the Merger and this Agreement are fair to, and are in the best interests of, the Company and its stockholders (other than members of the Purchaser Group), and declared them advisable; and

(ii)	approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and

(iii)	resolved to recommend that the stockholders of the Company adopt this Agreement and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholders’ Meeting,

(clauses (i) through (iii) inclusive, and including the recommendation of the Special Committee, the Company Board Recommendation).

(d)	The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, except in the case of the Merger which is subject to the Stockholder Approval, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions, including the Merger, contemplated hereby other than:

(i)	with respect to the consummation of the Merger, the filing with the SEC of the Company Proxy Statement with respect to, and the receipt of, the Stockholder Approval;

(ii)	the filing of the Certificate of Merger as required by the DGCL; and

(iii)	such other filings as may be required under, and in compliance with the other applicable requirements of, the HSR Act, the Exchange Act and any other applicable Law.

(e)	This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the Purchaser and Merger Sub, constitutes a legally valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to creditors’ rights and to general equity principles regardless of whether considered in a proceeding in equity or at law).

4.4	Takeover statutes and defenses

(a)	On June 3, 2008, the Company Board, upon recommendation by the Special Committee, has approved the Merger, this Agreement and the Voting Agreements, and the parties to this Agreement and such approval is sufficient to render inapplicable to the Merger, this Agreement and the Voting Agreements the limitations on business combinations contained in any restrictive provision of any “fair price”, “moratorium”, “control share acquisition”, “interested stockholder” or other similar anti-takeover statute or regulation (including without limitation, Section 203 of the DGCL) or restrictive provision of any applicable anti-takeover provision in the Company Organizational Documents. No other state takeover statute or similar statute or regulation or other comparable takeover provision of the Company Organizational Documents applies to the Merger, this Agreement (or any of the transactions contemplated by this Agreement) or the Voting Agreements.

(b)	The Company, the Company Board and the Special Committee have taken all action necessary:

(i)	to render the Rights issued pursuant to the Rights Agreement inapplicable to the execution and delivery of this Agreement and the Voting Agreements and the consummation of the Merger and the other transactions contemplated by this Agreement;

(ii)	to ensure that:

(1)	no member of the Purchaser Group shall become or be deemed to become an Acquiring Person (as defined in the Rights Agreement), in connection with the execution and delivery of this Agreement and the Voting Agreements and the consummation of the Merger or the other transactions in this Agreement;

(2)	neither a Distribution Date nor a Transaction (each as defined in the Rights Agreement), shall occur or be deemed to occur, in each case, in connection with the execution and delivery of this Agreement and the Voting Agreements and the consummation of the Merger or the other transactions contemplated by this Agreement; and

(3)	the execution and delivery of this Agreement of the Voting Agreements and the announcement or consummation of the Merger, this Agreement and the other transactions contemplated by this Agreement will not result in the grant of any rights to any Person under the Rights Agreement or enable or require the Rights to be exercised, distributed or triggered; and

(iii)	to cause the Rights Agreement to terminate at the Effective Time, in accordance with its terms.

4.5	Opinion of the Special Committee Financial Advisor

The Company Board and the Special Committee have received the opinion, dated as of the date of this Agreement, of Lehman Brothers Inc. (the Special Committee Financial Advisor), to the effect that, as of the date of this Agreement and based upon and subject to the qualifications, limitations and assumptions stated therein, the Merger Consideration to be received by the holders of Shares (other than the Purchaser and its Affiliates) is fair, from a financial point of view, to such holders (the Opinion), it being understood that such opinion is for the benefit of the Special Committee and the Company Board and may not be relied on by the Purchaser or Merger Sub.

4.6	Capitalization; Stock Options

(a)	As of the date of this Agreement, the Company’s authorized capital stock consists solely of:

(i)	100,000,000 Shares; and

(ii)	5,000,000 shares of preferred stock, par value $0.001 per share (the Preferred Stock) of which 1,000,000 shares have been designated as Series A Junior Participating Preferred Stock, par value $0.001 per share.

(b)	As of the close of business on June 2, 2008 (the Measurement Date):

(i)	51,644,705 Shares were issued and outstanding of which none (0) were unvested Restricted Shares and none (0) were Early Exercise Shares;

(ii)	no shares of Preferred Stock were issued or outstanding;

(iii)	250,603 Shares were subject to issuance under the Restricted Stock Units; and

(iv)	Stock Options to purchase an aggregate of 6,557,263 Shares were outstanding, with a weighted-average exercise price of $6.61 per Share;

(c)	Between the Measurement Date and the date of this Agreement, there have been no issuances of any securities of the Company that would have put the Company in breach of Section 6.1(b)(i) had such issuances been made after the date of this Agreement.

(d)	Section 4.6(d) of the Company Disclosure Letter sets forth, as of the Measurement Date, for each Stock Option outstanding pursuant to the Stock Option Plans, the number of Stock Options, the number of Shares issuable thereunder and the vesting schedules, the Grant Date, the expiration date, exercise or conversion price relating thereto and whether such Stock Option is an “incentive stock option” under the Code. As of the Measurement Date, there were an aggregate of 8,953,834 Shares reserved for issuance pursuant to the Stock Option Plans (including Shares reserved for issuance pursuant to outstanding Stock Options).

(e)	Except as set forth in this Section 4.6, Section 4.6 of the Company Disclosure Letter and except for the Rights, as of the Measurement Date:

(i)	there are no authorized, reserved, issued or outstanding Company Securities;

(ii)	there are no outstanding obligations of the Company to redeem, repurchase or otherwise acquire any Company Securities; and

(iii)	there are no options, calls, warrants or other rights (including pre-emptive rights), agreements, arrangements or commitments of any character relating to issued or unissued Company Securities or obliging the Company to issue Company Securities.

(f)	All outstanding Shares were duly authorized, validly issued, fully paid and non-assessable and were issued in accordance with all applicable Law, the Company Organizational Documents and any Contracts to which the Company is a party or to which it is bound.

(g)	The Company has not entered into any binding commitment, arrangement or agreement, or is otherwise obligated, to contribute capital, loan money or otherwise provide funds or make additional investments in any Person.

4.7	Subsidiaries

The Company does not own, directly or indirectly, any equity securities or similar interest convertible or exchangeable into or exercisable for any equity or similar interest of any other Person.

4.8	Governmental authorizations

The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, board, court, tribunal, arbitral body, self-regulated entity, stock exchange or similar body, whether domestic or foreign (each, a Governmental Entity), other than:

(a)	with respect to consummation of the Merger, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b)	in connection with the applicable requirements of the Exchange Act;

(c)	the filing of the Company Proxy Statement relating to the Company Stockholders’ Meeting and a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the Merger and the other transactions contemplated hereby (together with any amendments thereof or supplements thereto, the Schedule 13E-3);

(d)	any filings required by, and any approvals required under, the rules and regulations of the NASDAQ Global Market (NASDAQ);

(e)	the pre-merger notifications required under (i) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR Act) and (ii) the competition or merger control Laws of any other applicable jurisdiction; and

(f)	any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity identified in Section 4.8(f) of the Company Disclosure Letter.

4.9	Non-contravention

The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, do not and will not:

(a)	contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents;

(b)	contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Company or by which any material assets of the Company (Company Assets) are bound (assuming that all consents, approvals, authorizations, filings and notifications described in Section 4.8(a) through 4.8(f) have been obtained or made);

(c)	result in:

(i)	any violation or breach of or loss of a benefit, right or license enjoyed by the Company under any Company Contract;

(ii)	a material liability or obligation of the Company likely being created or increased under any Company Contract;

(iii)	any other party being relieved of any obligation or becoming entitled to exercise any remedy (including any termination or pre-emption right or other option) under any Company Contract;

(d)	constitute a default (with or without notice or lapse of time or both) under any Company Contract;

(e)	require any consent, approval or other authorization of, or filing with or notification to, any Person under any Company Contract;

(f)	give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations (with or without notice or lapse of time or both) under any Company Contracts, including any obligation to purchase, license or sell assets or securities; or

(g)	cause the creation or imposition of any Liens on any Company Assets, except for Permitted Liens,

except, in the cases of Sections 4.9(b) through 4.9(g), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.10	Voting

(a)	The Stockholder Approval is the only vote of the holders of any class or series of the capital stock of the Company necessary (under the Company Organizational Documents, the DGCL, other applicable Laws or otherwise) to adopt this Agreement.

(b)	Except for the Voting Agreements and the voting agreements between members of the Purchaser Group and the Company’s stockholders entered into in connection with the Stock Purchase Agreement dated July 18, 2006, there are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company is a party or of which the Company has Knowledge with respect to the voting of any shares of capital stock of the Company.

4.11	SEC Documents and financial reports

(a)	The Company has filed or furnished all forms, statements, reports and documents required to be filed or furnished by it with the SEC and any other Governmental Entity pursuant to applicable securities statutes, regulations, policies and rules since January 1, 2006 (such forms, statements, reports and documents filed or furnished with the SEC including any amendments thereto, the Company SEC Documents).

(b)	Each of the Company SEC Documents filed or furnished on or prior to the date of this Agreement, at the time of its filing (except as and to the extent such Company SEC Document has been modified or superseded in any subsequent Company SEC Document filed and publicly available prior to the date of this Agreement), complied in all material respects with the applicable requirements of each of the Exchange Act and the Securities Act.

(c)	As of their respective dates, except as and to the extent modified or superseded in any subsequent Company SEC Document filed and publicly available prior to the date of this Agreement, none of the Company SEC Documents contained any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(d)	The Company SEC Documents filed or furnished on or prior to the date of this Agreement included all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (SOX), and the internal control report and attestation of the Company’s outside auditors to the extent required by Section 404 of SOX.

(e)	As of the date of this Agreement:

(i)	there are no outstanding or unresolved comments in any comment letters received from the SEC staff with respect to the Company SEC Documents;

(ii)	to the Knowledge of the Company, none of the Company SEC Documents is the subject of an SEC review; and

(iii)	all resolved SEC comment letters received by the Company since January 1, 2007 have been identified in Section 4.11(e) of the Company Disclosure Letter.

(f)	There is no material unresolved violation with respect to any report, registration or statement of which the Company has received written notice filed by, or relating to any examinations by any such Governmental Entity of, the Company.

(g)	Each of the financial statements included in or incorporated by reference into the Company SEC Documents (including the related notes and schedules):

(i)	complied as of their respective dates as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as in effect on the date of filing and effectiveness thereof;

(ii)	are consistent, in all material respects, with the books and records of the Company;

(iii)

fairly presents in all material respects the financial position of the Company as of its date, and each of the statements of operations, statements of stockholders’ equity and statements of cash flows included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) fairly presents in all material respects the net income, total stockholders’ equity and net increase (decrease) in cash and cash equivalents, as the case may be, of the Company as of the dates or for the periods set forth therein, as applicable

(subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments that are not material in amount or effect and to any other adjustments expressly set forth in the Company SEC Documents filed prior to the date of this Agreement), in each case in accordance with U.S. generally accepted accounting principles (GAAP) consistently applied during the periods involved, except as may be noted therein and in the case of unaudited statements as permitted by the rules and regulations of the SEC.

(h)	The management of the Company has:

(i)	implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the chief executive officer and chief financial officer of the Company by others in the Company to allow timely decisions regarding required disclosure; and

(ii)	disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board:

(1)	all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data; and

(2)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(i)	As of the date of this Agreement the Company has not identified any material weaknesses in the design or operation of internal controls over financial reporting.

(j)	The Company has been and is in compliance in all material respects with (i) the applicable provisions of SOX since its enactment and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ.

(k)	Since January 1, 2008:

(i)	none of the Company or any director, officer, employee, auditor, accountant or representative of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls relating to periods after December 31, 2007 including any material complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices (except for any of the foregoing that have been resolved without any material impact); and

(ii)	no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2007 by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or, to the Knowledge of the Company, to any director or officer of the Company.

4.12	Undisclosed liabilities

Except:

(a)	for the principal amounts of outstanding indebtedness for borrowed money of the Company (not including intercompany amounts, capital leases or purchase price obligations with respect to acquisitions) of an aggregate of $40,037,000 and €30,000,000;

(b)	as and to the extent fully disclosed, reflected or reserved against on the balance sheet of the Company dated as of December 31, 2007 (including the notes thereto) included in the Company SEC Documents;

(c)	for liabilities and obligations incurred under Contracts to which the Company is a party or by which it or the Company Assets may be bound, other than liabilities or obligations arising from a breach or default under any Contract;

(d)	as incurred since December 31, 2007 in the ordinary course of business consistent with past practice, none of which results from, arises out of, relates to or was caused by any breach of contract, tort, infringement or violation of applicable Law; and

(e)	for liabilities or obligations incurred in connection with this Agreement, including the Merger,

the Company has no liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that could, individually or in the aggregate, reasonably be expected to be material to the Company.

4.13	Absence of certain changes

(a)	From January 1, 2008 to the date of this Agreement the Company has conducted its business only in the ordinary course consistent with past practices, and there has not been:

(i)	any Company Material Adverse Effect or any change, event, occurrence, discovery or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect; and

(ii)	any change in accounting methods, principles or practices.

(b)	Since January 1, 2008, the Company has conducted its business only in the ordinary course consistent with past practices, and there has not been any material damage, destruction or other casualty loss with respect to any material Company Asset which is not covered by insurance.

4.14	Contracts

(a)	Except for this Agreement, and except for any Excluded Contract, as of the date of this Agreement, the Company is not a party to or bound by any Contract:

(i)	which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2007 or its quarterly report on Form10-Q for the quarter ended March 31, 2008;

(ii)	relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $250,000;

(iii)	which contains any provision that would restrict the conduct of business of any Affiliate of the Company (or any Affiliate of any such Affiliate of the Company) or which, following consummation of the Merger, would materially restrict the ability of the Surviving Corporation to compete in any business in the same manner and at the same cost as of the date of this Agreement or with any Person or in any geographic area;

(iv)	that (A) contains most favored customer pricing provisions or (B) grants any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any Person, in each case under this clause (B) in a manner which is material to the business of the Company;

(v)	which was entered into after December 31, 2007 or not yet consummated by December 31, 2007 for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another Person for aggregate consideration in excess of $250,000 (other than acquisitions or dispositions of assets in the ordinary course of business);

(vi)	which by its terms calls for aggregate payments by the Company of more than $250,000;

(vii)	under which the Company has continuing indemnification, “earn-out” or other contingent payment obligations, in each case, that would reasonably be expected to result in payments in excess of $250,000;

(viii)	which grants any material rights to, or otherwise pertains in any material respect to, any material Company Intellectual Property;

(ix)	which establishes any joint venture, consortium or profit (or loss) sharing agreement or arrangement;

(x)	under which the Company has sold or disposed of any company or business where the Company remains subject to any material liability (contingent or otherwise);

(xi)	which establishes any material agency, distributorship, marketing, purchasing, manufacturing or licensing arrangement or agreement; or

(xii)	which is a recognition, procedural or other agreement, with any recognized trade union.

(b)	Each Contract of the type described in Section 4.14(a), whether or not set forth in the Company SEC Documents, is referred to herein as a Company Contract (for purposes of clarification, (i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, whether or not filed with the SEC, is a Company Contract and (ii) no Excluded Contract is or shall be deemed to be a Company Contract). For purposes of this Agreement, an Excluded Contract shall mean any specialty pharmacy agreements, clinical research agreement, clinical trial agreement, confidentiality or non-disclosure agreement, consulting agreement, material transfer agreement, quality agreement, registry study agreement, investigator-sponsored trial agreement, clinical investigation grant agreement or any similar agreement relating to research, clinical trial or development activities by the Company or by third parties, including contracts or agreements with any independent contractors, consultants, contract research organizations, laboratory testing companies, medical institutions and the like, in each case entered into by the Company in the ordinary course of business consistent with past practices; provided, however, that no such contract shall constitute an Excluded Contract to the extent such contract would reasonably be expected to have or result in a material effect on the business of the Company.

(c)	A true, correct and complete list of the Company Contracts as of the date of this Agreement is set forth in Section 4.14(c) of the Company Disclosure Letter, except for Company Contracts filed or incorporated by reference as exhibits to the Company’s Form 10-K for the fiscal year ended December 31, 2007 or Form 10-Q for the quarter ended March 31, 2008 or any Contracts listed in Section 4.14(a) of the Company Disclosure Letter.

(d)	(i) Each Company Contract is valid and binding on the Company and in full force and effect and (ii) the Company has no Knowledge of, and has not received notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material breach or default under any such Company Contract on the part of the Company, or any other party thereto.

4.15	Company Benefit Plans

(a)	Section 4.15 of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of each Company “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (ERISA), including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other Company stock purchase, stock option, restricted stock, severance, retention, employment (other than employment agreement providing for employment at will), change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, in each case under which any past or present director, officer, employee, consultant or independent contractor of the Company has any present or future right to benefits. All such plans, agreements, programs, policies, commitments and arrangements are collectively referred to as the Company Benefit Plans.

(b)	No event has occurred and no condition exists that would subject the Company by reason of its affiliation with any current or former member of its “controlled group” (within the meaning of Section 414 of the Code) (an ERISA Affiliate) to any material Tax, penalty, fine or other liability imposed by ERISA, the Code or other Laws.

(c)	No Company Benefit Plan is a “multiemployer plan” as defined in Section 3(37) of ERISA, and none of the Company, or any ERISA Affiliate has withdrawn at any time within the preceding six years from any multiemployer plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that could reasonably be expected to result in any such liability to the Company or any ERISA Affiliate.

(d)	With respect to each Company Benefit Plan, if applicable, the Company has made available to the Purchaser correct and complete copies of:

(i)	all plan documents, if any, including related trust agreements, funding arrangements, and insurance contracts and all amendments thereto;

(ii)	the most recent summary plan descriptions and any summaries of material modifications;

(iii)	the most recent financial reports for such Company Benefit Plan, if any;

(iv)	the most recent actuarial valuation report, if any;

(v)	the most recent determination letter, if any, received from the Internal Revenue Service (the IRS) regarding the tax-qualified status of such Company Benefit Plan; and

(vi)	Form 5500 Annual Returns/Reports, including all schedules and attachments, including the certified audit opinions, if any, for each of the most recent plan year; and

(vii)	the most recent written results of all compliance testing required pursuant to Sections 125, 401(a)(4), 401(k), 401(m), 410(b), 415, and 416 of the Code.

(e)	No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.

(f)	Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has been issued a favorable determination letter by the IRS with respect to such qualification, its related trust has been determined to be exempt from taxation under Section 501(a) of the Code (or such qualified plan has been established under a prototype or volume submitter plan for which an IRS opinion letter has been obtained by the plan sponsor and is sufficient as to the adopting employer), and no event has occurred that would reasonably be expected to adversely affect such qualification or exemption.

(g)	Each Company Benefit Plan has been established and administered in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other Laws and has not caused any excise or penalty Taxes to be incurred pursuant to ERISA. All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof.

(h)	None of the Company Benefit Plans provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA, any other Law or at the expense of the participant or participant’s beneficiary. The Company has complied with the “continuation coverage requirement” of “group health plans” as set forth in Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA with respect to any Company Benefit Plan to which such continuation coverage requirements apply.

(i)	Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event including notice, lapse of time or both) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company or with respect to any Company Benefit Plan or otherwise; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code; (v) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans; or (vi) result in the payment of any amount that would, individually or in combination with any other such payment, reasonably be expected to constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(j)	There are no pending or, to the Knowledge of the Company, threatened Proceedings against or relating to the Company Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Company Benefit Plans with respect to the operation of such plans (other than routine benefits claims).

(k)	Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations promulgated under Section 409A of the Code and any applicable guidance that the IRS issued relating to Section 409A of the Code.

(l)	There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company relating to, or any change in employee participation or coverage under, any Company Benefit Plan that would materially increase the expense of maintaining such Company Benefit Plan above the level of the expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

(m)	The Company has neither made since the start of the current fiscal year, nor is obligated to make, any gross-up payments for Taxes under any compensation arrangements including Company Benefit Plans.

(n)	The Company has furnished to the Purchaser correct and complete copies of all Stock Option Plans set forth in Section 4.15(n) of the Company Disclosure Letter and all forms of options and other stock-based awards issued under those Stock Option Plans. There are no Stock Option Plans except as set forth in Section 4.15(n) of the Company Disclosure Letter.

(o)	All Stock Options were granted with an exercise price per Share that was equal to or in excess of the fair market value per Share as of the Grant Date of such Stock Option to the extent required by applicable Law, accounting rules or Section 409A of the Code, and each of the Company Benefit Plans subject to Code Section 409A has been administered in all material respects in good faith compliance with the applicable requirements of Code Section 409A, IRS Notice 2005-1, Treasury Regulations promulgated under Section 409A of the Code and any applicable guidance that the IRS issued relating to Section 409A of the Code.

(p)	With respect to the Stock Options:

(i)	each grant of a Stock Option was duly authorized no later than the date on which the grant of such Stock Option was by its terms to be effective (the Grant Date) by all necessary corporate action, including, as applicable, approval by the Company Board, or a committee thereof, or a duly authorized delegate thereof, and any required approval by the stockholders of the Company by the necessary number of votes or written consents, and the award agreement governing such grant, if any, was duly executed and delivered by each party thereto within a reasonable time following the Grant Date;

(ii)	each such grant was made in accordance with the terms of the applicable Stock Option Plan, the Exchange Act and all other applicable Laws, including the rules of NASDAQ;

(iii)	each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws;

(iv)	no “modifications” (as defined for the purposes of the final Treasury Regulations 1.409A-(1)b)(5)(v)) have been made to any such grants after the Grant Date; and

(v)	each outstanding Stock Option is exempt from the application of Section 409A of the Code,.

4.16	Labor relations

(a)	None of the employees of the Company is represented by a union and no union organizing efforts have been conducted since the Company’s formation or are now being conducted.

(b)	The Company is not a party to or as of the date of this Agreement, negotiating any collective bargaining agreement or other labor Contract.

(c)	There is no pending or threatened material strike, picket, work stoppage, work slowdown or other organized labor dispute affecting the Company.

(d)	The Company is in compliance in all material respects with all Laws relating to the employment of labor, including all Laws relating to termination of employment, wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees, and the collection and payment of withholding and/or social security Taxes. No unfair labor practice charge or complaint is pending or, to the Knowledge of the Company, threatened. The Company has not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act (WARN) or any similar state or local Law which remains unsatisfied, and the Company has not planned or announced any “plant closing” or “mass layoff” as contemplated by the WARN Act affecting any site of employment or facility of the Company.

4.17	Taxes

(a)	The Company and any affiliated group, within the meaning of Section 1504 of the Code, of which the Company has been a member, has filed or caused to be filed in a timely manner (within any applicable extension periods) all Tax Returns required to be filed by applicable Law, all Taxes with respect to taxable periods covered by such Tax Returns, and all other Taxes for which the Company is or might otherwise be liable have been timely paid in full or will be timely paid in full by the due date thereof and the financial statements in the Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company for all taxable periods and portions thereof through the date thereof and there are no Liens for Taxes with respect to any of the assets or properties of the Company other than Liens for Taxes, assessments and governmental charges or levies not yet delinquent or for which adequate reserves are maintained on the financial statements in the Company SEC Documents.

(b)	No Tax Return of the Company has ever been examined in the last three years by the IRS or any similar Tax authority of any other jurisdiction. No material Tax Return of the Company or any affiliated group within the meaning of Section 1504 of the Code of which the Company has ever been a member, is under audit or examination by any Tax authority, and no notice of such an audit or examination has been received by the Company.

(c)	Each deficiency resulting from any audit or examination relating to Taxes by any Tax authority has been timely paid. No outstanding issues relating to Taxes were raised by the relevant Tax authority in any completed audit or examination that can reasonable be expected to recur in a later taxable period. The relevant statute of limitations is closed with respect to the federal, foreign and state and local Tax Returns of the Company and any affiliated group within the meaning of Section 1504 of the Code of which the Company has ever been apart for all years through 2005. The Company has made available to the Purchaser and Merger Sub documents setting forth the dates of the most recent audits or examinations of the Company or any affiliated group within the meaning of Section 1504 of the Code of which the Company has ever been a member by any Tax authority in respect of federal, foreign and state and local Taxes for all taxable periods for which the statute of limitations has not yet expired.

(d)	The Company is not party to or bound by any Tax sharing agreement, Tax indemnity obligation or similar Contract or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other Contract relating to Taxes with any Tax authority).

(e)	The Company shall not be required to include in a Tax period ending after the Closing Date Tax income attributable to income that accrued in a prior Tax period but was not recognized in any prior Tax period as a result of adjustment under Section 481(a) of the Code or methods or due to any or any comparable provision of state, local, or foreign Tax law.

(f)	There are no outstanding Contracts or waivers extending, or having the effect of extending, the statutory period of limitation applicable to any material Tax Returns required to be filed with respect to the Company, neither the Company nor any affiliated group within the meaning of Section 1504 of the Code of which the Company is or has been a member, has requested any extension of time within which to file any material Tax Return, which has not yet been filed and no power of attorney with respect to any Taxes has been executed or filed with any Tax authority by or on behalf of the Company.

(g)	The Company has complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code, if applicable, or any comparable provision of any state, local or foreign Tax law) and have, within the time and in the manner prescribed by applicable Law, withheld from and paid over to the proper Tax authorities all amounts required to be so withheld and paid over under applicable Laws.

(h)

The Company has made available to Purchaser for inspection (i) complete and correct copies of all material Tax Returns of the Company and any affiliated groups within the meaning of Section 1504 of the Code of which the Company has ever been a part (but, in the case of any such affiliated group, only the portions of such Tax Returns relating to the Company) relating to Taxes for all Tax periods for which the applicable statute of limitations has not yet expired and (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement Contracts, pending ruling requests, and any similar documents, submitted by, received by or agreed to by or on behalf of the Company, or, to the extent related to the income, business, assets, operations, activities or status of the Company, submitted by, received by or agreed to by or on behalf of any affiliated group within the meaning of Section 1504 of the Code of which the Company has ever been a part, and relating to Taxes for all Tax periods for which the statute of limitations has not yet expired.

(i)	Section 4.17(i) of the Company Disclosure Letter sets forth:

(i)	each jurisdiction in which the Company joins or has joined for any Tax period ending after 2002 in the filing of any consolidated, combined or unitary Tax Return; and

(ii)	the common parent corporation and the other individual members of the consolidated, combined or unitary group filing such Tax Return.

(j)	Section 4.17(j) of the Company Disclosure Letter sets forth each state, county, local, municipal or foreign jurisdiction in which the Company files, is required to file or has been required to file a Tax Return relating to income, franchise, license, excise, net worth, property or sales and use Taxes or is or has been liable for any Taxes on a “nexus” basis at any time for Tax periods ending after 2002.

4.18	Title to real properties

(a)	The company does not own any real property.

(b)	Section 4.18 of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement, of all of the real property leased, subleased, or otherwise occupied by the Company (the Leased Property), including the address of such Leased Property, and identifying the applicable lease (each such lease, a Lease). The Company has heretofore made available to Purchaser true, correct and complete copies of the Leases. To the Knowledge of the Company, there are no existing defaults by the landlord or tenant under any of the Leases, which defaults remain uncured

(c)	To the Knowledge of the Company, other than the rights of owners of the Leased Properties and the rights of the Company, the Leased Property is free of any right of possession or claim of right of possession of any other party.

4.19	Intellectual Property

(a)	The Company owns, or is licensed or otherwise possesses all right, title and interest in and to all material Company Intellectual Property to the extent necessary for the use of such material Company Intellectual Property in the conduct of the Company’s business as it is conducted or contemplated to be conducted as of the date of this Agreement.

(b)

To the Knowledge of the Company, the use of the Company Intellectual Property by the Company does not constitute an infringement or misappropriation of any third party Intellectual Property. In the three years prior to the date of this Agreement, the Company has not received any notice from any person alleging that the use of any of the Company Intellectual Property or the operation of the Company’s business infringes, dilutes (in the case of trademarks), or otherwise violates the valid and enforceable Intellectual Property of such person or that any of the Company Intellectual Property is invalid except in each case for allegations that have been abandoned or resolved.

(c)	The Company Intellectual Property is not subject to any Lien, other than Permitted Liens, and will not be lost or rendered liable to termination, nor shall the Company’s right to Company Intellectual Property be otherwise altered or impaired, by virtue of consummation of the Merger and other transactions contemplated by this Agreement.

(d)	No claims are currently pending or, to the Knowledge of the Company, threatened by any person with respect to the Company Intellectual Property owned or purported to be owned by the Company. There are no pending claims by the Company alleging or asserting that any third party has violated, misappropriated or infringed any of the Company Intellectual Property nor, to the Knowledge of the Company, is there any basis for any such claim.

(e)	The Company takes all commercially reasonable steps to maintain the confidentiality of its material trade secrets, and, to the Knowledge of the Company, none of such material trade secrets have been disclosed to any third party except pursuant to written confidentiality obligations.

(f)	No current or former employee or consultant of the Company owns any right, title or interest in or to any material Company Intellectual Property owned or purported to be owned by Company other than with respect to rights that have been assigned in favor of the Company or that are not assignable under Law. All Company Intellectual Property developed by or on behalf of the Company and owned or purported to be owned by the Company was developed by employees or consultants who have executed written agreements assigning exclusive rights in and to such developed and owned Company Intellectual Property to the Company to the extent that such rights are assignable under Law.

4.20	IT Systems

(a)	The material IT Systems are owned by, or properly licensed, leased or supplied under third party Contracts to the Company and the Company is not in material default under any of those third party Contracts.

(b)	To the Knowledge of the Company, there are no circumstances in which the ownership, benefit or right to use the IT Systems may be lost by virtue of the consummation of Merger and other transactions contemplated by this Agreement.

(c)	Since December 31, 2007, the IT Systems have not failed to any material extent and the data they possess has not been materially corrupted. The IT Systems do not contain viruses bugs that materially distort their proper functioning.

(d)	The IT Systems are adequate for the needs of the Company’s business in all material respects carried on at the date of this Agreement.

4.21	Insurance

(a)	Section 4.21 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct:

(i)	list of all material insurance policies owned or held by the Company; and

(ii)	details of all known existing events or circumstances that would reasonably be expected to give rise to a claim under any of the insurance policies owned or held by the Company (and all such events and circumstances have been notified to the relevant insurer by the Company).

(b)	With respect to each such insurance policy identified in Section 4.21 of the Company Disclosure Letter:

(i)	the policy is in full force and effect and is not void;

(ii)	the Company is not in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and the Company has not taken any action which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, under the policy or might reasonably be expected to lead to the insurers avoiding any material liability under them or the premiums being increased;

(iii)	to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation;

(iv)	no written notice of cancellation or termination has been received other than in connection with ordinary renewals or with respect to a policy that has been replaced with a similar policy; and

(v)	the consummation of the Merger and other transactions contemplated by this Agreement will not have the effect of terminating, or entitling any insurer to terminate, cover under any such insurance policy.

(c)	The Company has no disputed claim or claims with any insurance provider relating to a claim for insurance coverage under the insurance policies set forth in Section 4.21 of the Company Disclosure Letter.

4.22	Suppliers, distributors and customers

(a)	Since December 31, 2007:

(i)	no supplier or distributor of the Company engaged in making supplies or distributions related to the Company’s products or product candidates has canceled or otherwise terminated its relationship with the Company;

(ii)	to the Knowledge of the Company, no supplier or distributor of the Company engaged in making supplies or distributions related to the Company’s products or product candidates has provided written notice to the Company of its intent either to terminate its relationship with the Company or to cancel any material agreement, including any Company Contract, with the Company; or

(iii)	to the Knowledge of the Company, none of the suppliers, distributors or manufacturers for the Company (engaged in making supplies or distributions or engaged in manufacturing related to the Company’s products or product candidates) is, or might be, unable to continue to supply, distribute or manufacture the products or services supplied to, distributed for or manufactured for the Company by such supplier, distributor or manufacturer, whether as a consequence of any outstanding requests or defects from an applicable regulatory authority, an audit by the Company or otherwise.

(b)	The Company has no direct or indirect ownership interest in any supplier, distributor, manufacturer or customer of the Company that is material to the Company.

4.23	Litigation

(a)	Except as disclosed in the Company’s annual report on Form 10-K filed for the fiscal year ended December 31, 2007 and in the Company’s quarterly report on Form 10-Q filed for the period ended March 31, 2008, there are no claims (including claims of injury relating to medical device products), actions, suits, judicial, administrative or regulatory proceedings, arbitrations, mediations or hearings (each, a Proceeding) pending or, to the Knowledge of the Company, threatened, against the Company or any executive officer or director of Company which:

(i)	involves an amount in controversy in excess of $100,000;

(ii)	seeks material injunctive relief;

(iii)	questions the accounting practices of the Company; or

(iv)	individually or together with all other Proceedings, would reasonably be expected to have a Company Material Adverse Effect.

(b)	There is no outstanding Order against the Company or by which any Company Asset is bound or affected that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)	To the Knowledge of the Company, as of the date of this Agreement, neither the Company, nor any officer, director or employee of the Company, is under investigation, or the subject to any proceeding initiated, by any Governmental Entity related to the conduct of the Company’s business.

4.24	Compliance with Laws

The Company is in compliance with, in all material respects, any Laws applicable to the Company or by which any of the Company Assets is bound.

4.25	FDA, EMeA and other regulatory authorities

(a)	The Company develops, manufactures, labels, stores, tests, distributes and markets and for the three years prior to the date hereof has developed, manufactured, labeled, stored, tested, distributed and marketed its products in all material respects in accordance with all applicable rules and regulations of the United States Food and Drug Administration (the FDA) (including the “Good Manufacturing Practices” and the “Medical Device Reporting” regulations), the EMeA and all other applicable foreign, federal, state, and local regulatory authorities, and the Company’s quality assurance and control procedures in effect at the time of developing, manufacture, labeling, storing, testing and distribution.

(b)	To the extent required, all of the products currently sold by the Company in the United States have been approved or cleared for sale by the FDA and, to the Knowledge of the Company, all of the products currently sold by the Company outside the United States have been approved or cleared for pre-approval sale by the applicable foreign regulatory agencies and Section 4.25(b) of the Company Disclosure Letter sets forth the identity of those parties responsible for making any regulatory filing with applicable foreign regulatory agencies in connection with the products currently sold by the Company outside the United States.

(c)	The Company is not debarred, nor does the Company employ or engage, directly or indirectly, the services of any individual who is debarred, under the provisions of the Generic Drug Enforcement Act 1992.

(d)	The Company does not have Knowledge of any event or development relating to product safety or efficacy that would reasonably be expected to have a material adverse effect on:

(i)	the likelihood or timing or regulatory approvals for the Company’s products; or

(ii)	the Company’s ability to continue to market without material change all products currently sold by the Company in the United States, Canada and Europe that have been approved or cleared for sale by the FDA, the EMeA and applicable foreign regulatory agencies, as the case may be.

(e)	The Company has not received any written notice from the FDA, the EMeA or any other federal, state or foreign regulatory agency or third party:

(i)	of any circumstances that have arisen which would reasonably be expected to lead to the questioning of its development, application, manufacturing or marketing practices or the safety or efficacy of its products; or

(ii)	threatening to revoke, suspend, cancel, withdraw, place sales or marketing restrictions on, curtail any product clearance or approval, or seek damages (for past or present products or product candidates), and, with respect to clauses (i) and (ii) above, the Company has no Knowledge of any intent to deliver any such notice.

(f)	To the Knowledge of the Company, circumstances have not arisen which would reasonably be expected to require any material recall, market withdrawal, correction, removal, notification, repair or replacement or refund or similar action, or claim by order of any Governmental Entity or any third party of any product or which would reasonably be expected to lead to an injunction pertaining to such product, including the procedures used to manufacture and test such product.

(g)	Section 4.25(g) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all products manufactured or marketed by the Company, including those which require the approval of, or premarket notification to, or listing with the FDA or any other Governmental Entity under any existing law, regulation or policy, specifying the type of approval, premarket notification or listing required and the reference number or identification of each currently effective approval, notice and registration. None of the products identified in Section 4.25(g) of the Company Disclosure Letter, or any product candidate or previously marketed or approved product, has been the subject of any voluntary or involuntary recall, third party action, or any governmental investigation other than routine inspections of the Company’s facilities.

(h)	All U.S. and international regulatory approvals or premarket notifications related to the Company’s products are owned by and registered in the name of the Company and are in full force and effect.

(i)	All preclinical studies and clinical trials conducted by the Company have been, and are being, conducted in compliance with the requirements of Good Laboratory Practice, data protection/privacy standards, and Good Clinical Practice and applicable requirements relating to protection of human subjects contained in Title 21, Parts 50, 54, and 56 of the United States Code of Federal Regulations and foreign equivalents. Any preclinical tests and clinical trials associated with the Company’s products and product candidates were and, if still pending, are being conducted in all material respects in accordance with Laws and regulations of the appropriate regulatory authorities for each such test or trial and in accordance with all statutes, laws, rules and regulations, as the case may be, and with good clinical practices.

(j)	The Company has no Knowledge of any studies or tests the results of which call into question the efficacy, safety, or approvability by the FDA or authorizations by its foreign equivalents of any product or product candidate of the Company; and the Company has not received any notices or other correspondence from the FDA or any committee thereof or from any other U.S. or foreign government or drug, biologic or medical device regulatory agency requiring the termination or suspension of any clinical trials related to the Company’s product or product candidates.

4.26	Environmental liability

(a)	The Company is and has been for the three years prior to the date of this Agreement in compliance with all applicable Environmental Laws and has obtained or applied for all Environmental Permits necessary for its operations as currently conducted;

(b)	There have been no Releases of any Hazardous Materials by the Company that could form the basis of any Environmental Claim against the Company that would result in material expenditure by, or material liability to, the Company;

(c)	The Company has not arranged for the treatment or disposal of any Hazardous Materials on any third party property undergoing clean up pursuant to Environmental Laws;

(d)	There are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company;

(e)	The Company is not subject to any Order by or with any Governmental Entity imposing any liability or obligation under any Environmental Law; and

(f)	The Company has not retained or assumed, either contractually or by operation of law, any material liability or obligation that could reasonably be expected to have formed the basis of any Environmental Claim against the Company.

4.27	Permits; relations with Governments

(a)	The Company is in possession of all authorizations, licenses, consents, certificates, registrations, approvals and other permits of any Governmental Entity (Permits) necessary for it to own, lease, sub-lease and operate the Company Assets or to carry on its business as it is now being conducted at each location that it is being conducted (collectively, the Company Permits), and all such Company Permits are in full force and effect, except where the failure to hold such Company Permits, or the failure to be in full force and effect, would not be reasonably expected to result in (x) a material settlement or fine imposed on the Company or (y) a material change in the conduct of business of the Company (an Adverse Permit Effect).

(b)	No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where such suspension or cancellation has not had an Adverse Permit Effect.

(c)	The Company is in compliance with, and is not in violation or breach of, or default under, any Company Permit, except where such violation, breach or default has not had an Adverse Permit Effect and the Company has not received written notice of any Proceeding that has been filed or commenced against the Company alleging failure to so comply.

(d)	No event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company under, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses or accelerations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No such suspension, cancellation, violation, breach, default, loss of a benefit, or acceleration of an obligation will result from the transactions contemplated by this Agreement (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses or accelerations that would not be reasonably expected to result in a Company Adverse Permit Effect.

(e)	The Company is not subject to any Order and has not adopted any Company Board resolutions at the request of a Governmental Entity that materially restricts the conduct of its Business nor has the Company been advised in writing since the date of its incorporation by any Governmental Entity that it is contemplating issuing an Order, or request Company Board resolutions, having such an effect.

(f)	To the Knowledge of the Company, neither the Company nor any director, executive officer, agent or employee of the Company has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment or offered anything of value to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) made any other unlawful payment, or (d) violated any applicable export control, money laundering or anti-terrorism law or regulation, nor have any of them otherwise taken any action which would cause the Company to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any Law of similar effect.

4.28	Brokers and finders

Other than the Special Committee Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has furnished to the Purchaser a correct and complete copy of all agreements between the Company and the Special Committee Financial Advisor under which the Special Committee Financial Advisor would be entitled to any payment relating to the Merger or such other transactions.

4.29	Takeover Proposals

Since April 16, 2008, the Company has not, and none of its Affiliates or executive officers or directors have, engaged in any discussions or negotiations with any Person (other than a member of the Purchaser Group and their respective Representatives) with respect to a Takeover Proposal.

4.30	No other representations or warranties

Except for the representations and warranties of the Company contained in this Section 4, neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty to the Purchaser or Merger Sub with respect to the Company or any of its Affiliates or with respect to any other information provided by the Company or any of its Affiliates.

5.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND MERGER SUB

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered by the Purchaser and Merger Sub to the Company concurrently with the execution of this Agreement (the Acquiror Disclosure Letter) (it being understood and agreed that (i) any matter disclosed in any section or subsection of the Acquiror Disclosure Letter will be deemed to be disclosed in any other section of the Acquiror Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other section or subsection and (ii) the mere inclusion of an item in the Acquiror Disclosure Letter shall not be deemed an admission by the Purchaser or Merger Sub that such an item is or was material or is or was required to be disclosed therein), the Purchaser/and Merger Sub hereby represent and warrant to the Company as follows:

5.1	Organization and power

Each of the Purchaser and Merger Sub:

(a)	is a corporation, duly organized, validly existing and in good standing (to the extent that the Laws of the applicable jurisdiction recognize the concept of good standing) under the Laws of its jurisdiction of organization; and

(b)	has all the requisite corporate power and authority to own, lease and operate all of its respective properties and assets and to carry on its business as now conducted and is duly qualified or licensed to do business as a foreign corporation and is in good standing (to the extent that the Laws of the applicable jurisdiction recognize the concept of good standing) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or in such good standing, or to have such power or authority has not had an Acquiror Material Adverse Effect.

5.2	Corporate authorization

(a)	Except for the adoption of this Agreement by the Purchaser as the sole stockholder of Merger Sub (which adoption shall be completed immediately following the execution of this Agreement), each of the Purchaser and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement.

(b)	Except for the adoption of this Agreement by the Purchaser as the sole stockholder of Merger Sub (which adoption shall be completed immediately following the execution of this Agreement), the execution, delivery and performance of this Agreement by the Purchaser and Merger Sub and the consummation by the Purchaser and Merger Sub of the transactions contemplated this Agreement have been duly and validly authorized by all necessary corporate action on the part of each of the Purchaser and Merger Sub and no other corporate proceedings on the part of either the Purchaser or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions, including the Merger contemplated hereby other than:

(i)	the filing of the Certificate of Merger as required by the DGCL; and

(ii)	such other filings as may be required under, and in compliance with the other applicable requirements of, the HSR Act, the Exchange Act and any other applicable Law.

5.3	Enforceability

This Agreement has been duly and validly executed and delivered by each of the Purchaser and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a legally, valid and binding agreement of each of the Purchaser and Merger Sub, enforceable against each of the Purchaser and Merger Sub in accordance with its terms (subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to creditors’ rights and to general equity principles regardless of whether considered in a proceeding in equity or at law).

5.4	Governmental authorizations

The execution, delivery and performance of this Agreement by the Purchaser and Merger Sub and the consummation by the Purchaser and Merger Sub of the transactions contemplated by this Agreement do not and will not, require any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity other than:

(a)	with respect to consummation of the Merger, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b)	in connection with the applicable requirements of the Exchange Act;

(c)	the filing of the Company Proxy Statement and the Schedule 13E-3;

(d)	any filings required by, and any approvals required under, the rules and regulations of the NASDAQ;

(e)	the pre-merger notifications required under (i) the HSR Act and (ii) the competition or merger control Laws of any other applicable jurisdiction;

(f)	any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity identified in Section 5.4(f) of the Acquiror Disclosure Letter; and

(g)	where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

5.5	Non-contravention

The execution, delivery and performance of this Agreement by the Purchaser and Merger Sub and the consummation by the Purchaser and Merger Sub of the transactions contemplated by this Agreement, including the Merger, do not and will not:

(a)	contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of either the Purchaser or Merger Sub;

(b)	contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Purchaser or Merger Sub or by which any material assets of either the Purchaser or Merger Sub are bound (assuming that all consents, approvals, authorizations, filings and notifications described in Section 5.4 have been obtained or made);

(c)	result in;

(i)	any violation or breach under any material Contract to which the Purchaser or Merger Sub is a party; or

(ii)	a material liability or obligation of either the Purchaser or Merger Sub likely being created or increased under any such material Contract

(d)	constitute a default (with or without notice or lapse of time or both) under, any Contract to which the Purchaser or Merger Sub is a party;

(e)	require any consent, approval or other authorization of, or filing with or notification to, any Person under any Contract to which the Purchaser or Merger Sub is a party;

(f)	give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations (with or without notice or lapse of time or both) under any Contracts to which the Purchaser or Merger Sub is a party, including any obligation to purchase, license or sell assets or securities; or

(g)	cause the creation or imposition of any Liens on any assets of either the Purchaser or Merger Sub, except for Permitted Liens,

except, in the cases of Sections 5.5(b) through 5.5(g), as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

5.6	Financing

The Purchaser has (and at Closing will have) sufficient cash or credit under existing credit facilities to fund the Merger Consideration.

5.7	Absence of litigation

As of the date hereof, except as set forth in Section 5.7 of the Acquiror Disclosure Letter, there are no Proceedings pending or, to the knowledge of the Purchaser, threatened against the Purchaser or any of its Affiliates, that would seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement,. As of the date hereof, none of the members of the Purchaser Group, nor any of their respective properties is or are subject to any Order that would, or would reasonably be expected to, prevent or delay the consummation of, or otherwise adversely affect the ability of the Purchaser or Merger Sub to consummate, the transactions contemplated hereby.

5.8	Stockholder Approval

The Purchaser has obtained agreements (the Purchaser Affiliate Voting Agreements) from its Affiliates holding Shares that each of them shall vote or cause to be voted any Shares issued and outstanding at the date of this Agreement that are beneficially owned by such Affiliate or with respect to which the relevant Affiliate has the power (by agreement, proxy or otherwise but not including the voting agreements between members of the Purchaser Group and the Company’s stockholders entered into in connection with the Stock Purchase Agreement) in favor of the adoption and approval of this Agreement at the Company Stockholders’ Meeting and at all adjournments or postponements thereof.

5.9	No other representations or warranties

Except for the representations and warranties of the Purchaser and Merger Sub contained in this Section 5, none of the Purchaser, Merger Sub or any other Person on behalf of the Purchaser or Merger Sub makes any other express or implied representation or warranty to the Company or any other Person with respect to the Purchaser, Merger Sub or any of their respective Affiliates or with respect to any other information provided by the Purchaser or Merger Sub or any of their respective Affiliates.

6.	COVENANTS

6.1	Conduct of business of the Company

(a)	From the date of this Agreement until the earlier of (x) the date of termination of this Agreement pursuant to its terms or (y) the Effective Time, the Company agrees (except as (I) otherwise contemplated by any other provision of this Agreement, (II) as set forth in Section 6.1 of the Company Disclosure Letter, (III) as required to comply with Law and following notice to the Purchaser, (IV) as required by a Governmental Entity of competent jurisdiction, (V) to the extent that the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld)):

(i)	that it shall conduct its operations only in the ordinary course of business consistent with past practice in all material respects;

(ii)	to use commercially reasonable efforts to maintain in good repair all of the Company Assets consistent with past practices; and

(iii)	to use commercially reasonable efforts to preserve intact the current business operations of the Company, preserve and retain the Company’s goodwill, keep available the services of the officers and employees of the Company, and preserve the Company’s relationships with customers, suppliers, licensors, and others having business relationships with the Company, consistent with past practices.

(b)	Without limiting the generality of Section 6.1(a), from the date of this Agreement until the earlier of (x) the date of termination of this Agreement pursuant to its terms or (y) the Effective Time, the Company will not take any of the following actions (except as (I) otherwise contemplated by any other provision of this Agreement, (II) as set forth in Section 6.1 of the Company Disclosure Letter, (III) as required to comply with Law and following notice to the Purchaser, (IV) as required by a Governmental Entity of competent jurisdiction, (V) to the extent that the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld)):

(i)	Issuance of securities. (x) authorize for issuance, grant, issue, sell or deliver, or agree or commit to issue, grant, sell or deliver any Company Securities, (y) enter into any contract, arrangement or understanding with respect to the sale, voting, pledge, encumbrance, disposition, acquisition, transfer, redemption or repurchase of Company Securities, or (z) register for sale or other transfer Company Securities under the Securities Act on behalf of the Company or any other Person, other than the issuance of Shares, other than:

(1)	pursuant to the terms of Stock Option Plan stock awards outstanding on the date of this Agreement in accordance with the terms of the Stock Option Plans in effect as of the date of this Agreement;

(2)	to directors for payment of a portion of their directors’ fees consistent with the Company’s past practice;

(3)	under the Company ESPP, subject to Section 3.2(d); or

(4)	upon exercise of any warrants or other securities outstanding on the date hereof;

(ii)	Changes in share capital.

(1)	adjust, split, subdivide, combine, reclassify or otherwise amend the terms of any of its capital stock or issue any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

(2)	declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, stock, or property or any combination thereof) in respect of its capital stock;

(3)	make any other distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such;

(4)	encumber, pledge, dispose of or transfer, redeem, repurchase or otherwise acquire directly or indirectly, any securities of the Company or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or other rights, or offers to do the same, other than acquisitions of Shares by the Company pursuant to agreements which permit the Company to repurchase or reacquire such shares upon termination of services to the Company or upon any other failure to vest in such shares;

(iii)	Company Organizational Documents. amend or restate any changes to the Company Organizational Documents;

(iv)	Merger. merge or consolidate with any other Person;

(v)	Acquisitions. acquire assets outside of the ordinary course of business from any Person with a purchase price in the aggregate in excess of $2,000,000 individually, whether by purchase or other acquisition of stock or other equity interests or by merger, consolidation or other business combination including a Company Joint Venture, other than acquisition pursuant to any Contract in effect as of the date of this Agreement;

(vi)	Disposals. sell, lease, license or otherwise dispose of any Company Assets including by merger, consolidation, asset sale or other business combination (including through formation of a Company Joint Venture) except:

(1)	for sales of products or services provided in the ordinary course of business; or

(2)	pursuant to Contracts in effect as of the date of this Agreement as set forth in Section 4.14(a) of the Company Disclosure Letter;

(vii)	Loans. other than pursuant to Contracts in effect as of the date of this Agreement, make any loan, advance or capital contribution to or investment in any Person in excess of $100,000 in the aggregate outside the ordinary course of business;

(viii)	Indebtedness and guarantees.

(1)	incur any third-party indebtedness for borrowed money or guarantee such indebtedness of another Person, except for unsecured indebtedness for borrowed money incurred in the ordinary course of business repayable within 180 days without penalty; and

(2)	give or materially modify any guarantee, indemnity or counter indemnity or letter of comfort of any nature whatsoever;

(ix)	Accounting policies. make any significant changes with respect to accounting methods, principles, policies or practices, except as required by changes in GAAP or by Law;

(x)	Capital expenditure. except as set forth in Section 6.1(b)(x) of the Company Disclosure Letter, make or authorize any capital expenditure in an amount in excess of $1,000,000 in the aggregate;

(xi)	Liens. create, assume or otherwise consensually incur any Lien on any Company asset other than Permitted Liens;

(xii)	Contracts.

(1)	enter into any Contract that would have been a Company Contract had it been entered into prior to the execution of this Agreement, other than any Contract:

(I)	for the sale of products in the ordinary course of business; or

(II)	providing for any capital expenditure to the extent permitted by Section 6.1(b)(x);

(2)	renew, extend, amend, modify in any material respect or terminate or waive any material right or benefit under, any Company Contract other than renewals without material change to the terms; or

(3)	enter into an unusual or abnormal or onerous Contract relating to or affecting any material Company Asset or vary in any material respect any such Contract.

(xiii)	Leases. agree to any rent increase in respect of any Leases (except as contemplated by such Leases in accordance with their terms as of the date of this Agreement) or surrender, terminate or materially vary any Leases;

(xiv)	Insurance. take any action to make any of the insurance policies listed in Section 4.21 of the Company Disclosure Letter void or voidable or fail to renew any such insurance policy on substantially the same terms if such policy should fall due for renewal prior to the Effective Time;

(xv)	New business.

(1)	engage in conduct that is inconsistent with the continued operation of a biotechnology pharmaceutical company as carried on by the Company on the date of this Agreement;

(2)	enter into any agreement or arrangement that limits or otherwise restricts the Company or any of the current or future Affiliates of the Company from engaging or competing in any line of business or in any location;

(3)	or write up, write down or write off the book value or, or otherwise revalue, any assets of the Company other than in the ordinary course of business consistent with past practice;

(xvi)	Compensation and benefits.

(1)	other than pursuant to Contracts in effect as of the date of this Agreement as set forth in Section 4.15 of the Company Disclosure Letter, or as otherwise required by Law:

(I)	enter into any new employment or compensatory agreements with, or increase the compensation and employee benefits of, any past or present employee, consultant or director of the Company (including entering into any bonus, severance, change of control, termination, reduction-in-force or consulting agreement or other employee benefits arrangement or agreement) pursuant to which such person has the right to any form of compensation from the Company, other than entry into offer letters or employment agreements providing for at-will employment, without liability for severance or notice pay, of employees below the level of executive officer or vice president;

(II)	hire any employee to fill a position at the level of executive officer or vice president or above;

(III)	establish, adopt, enter into, amend or take any action to accelerate or increase rights under any Company Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement;

(IV)	contribute any funds to a “rabbi trust” or similar grantor trust;

(V)	change any actuarial assumptions currently being utilized with respect to Company Benefit Plans; or

(VI)	grant any equity or equity-based awards, including Stock Options, to directors, officers, consultants or employees, other than as permitted pursuant to Section 6.1(b)(i)

except in each case to the extent required by Law or by existing Company Benefit Plans set forth in Section 6.1(b)(xvi)(1) of the Company Disclosure Letter;

(2)	adopt or become obliged to contribute to:

(I)	any “employee benefit plan” (as defined in Section 3(3) of ERISA) subject to Title IV of ERISA;

(II)	a “multiemployer plan” (as defined in Section 3(37) of ERISA); or

(III)	any “welfare benefit plan” (as defined in Section 3(1) of ERISA) providing for retirement benefits to retired employees;

(xvii)	Redundancies. announce, implement or effect any material reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company other than routine employee terminations;

(xviii)	Tax election. except as required by Law, make any Tax election or adopt any material method or position or file or amend any Tax Return;

(xix)	Intellectual Property. permit any trade secrets in the Company Intellectual Property to be disclosed (except pursuant to written confidentiality obligations) or fail to take all reasonable steps to preserve, protect and prevent the premature expiration of the Company Intellectual Property;

(xx)	Liquidation. adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization (or similar process in any relevant jurisdiction) of the Company;

(xxi)	Transactions with directors. enter into any transaction with any officer (vice president or above) or director of the Company, other than as provided for in the terms of any agreement in effect on or prior to the date of this Agreement;

(xxii)	Compliance with Law. fail to comply with any Law, the noncompliance of which would reasonably be expected to result in a Company Material Adverse Effect;

(xxiii)	Litigation.

(1)	Subject to clause 6.1(b)(xxiii)(2) below, settle any Proceeding pending or threatened to be brought before, a Governmental Entity or arbitral proceeding for an amount payable by or on behalf of the Company in excess of $100,000 (exclusive of any amounts to be received by the Company in reimbursement of such settlement amount, whether under any insurance policy or indemnity, other than such amounts that are contested) or which would be reasonably likely to have any adverse impact on the operations of the Company or any current or future Proceeding; or

(2)	settle any stockholder derivative or class action claims arising out of or in connection with any of the transactions contemplated hereby;

(xxiv)	agree (in writing or otherwise) to do any of the foregoing.

6.2	Solicitation

(a)	Subject to Sections 6.2(b) through 6.2(d), the Company (through the Special Committee or the Company Board) shall not, and shall use reasonable best efforts to ensure that its Affiliates and Representatives do not, directly or indirectly, from the date of this Agreement:

(i)	initiate, solicit or knowingly encourage (including by way of providing information) or knowingly facilitate the submission of any inquiries or the making of any proposals or offers with respect to, or the making, or the completion of, a Takeover Proposal;

(ii)	participate or engage in any discussions or negotiations with, or furnish or disclose any non-public information relating to the Company (including, without limitation, by providing access to the Company’s properties, books and records or data) to, or otherwise knowingly cooperate with or knowingly assist, any Person in connection with a Takeover Proposal;

(iii)	withdraw, modify or amend the Company Board Recommendation in any manner adverse to Purchaser;

(iv)	adopt, approve, endorse or recommend any Takeover Proposal or approve, recommend, execute or enter into an Alternative Acquisition Agreement; or

(v)	resolve, propose or agree to do any of the foregoing.

(b)	Notwithstanding anything to the contrary contained in Section 6.2(a), if at any time following the date of this Agreement and prior to obtaining the Stockholder Approval:

(i)	the Company receives:

(1)	an unsolicited written Takeover Proposal from a third party;

(2)	any written indication by any Person that could reasonably be expected to result in a Takeover Proposal;

(3)	any request for non-public information relating to the Company (other than requests in the ordinary course of business consistent with past practice and unrelated to a Takeover Proposal); or

(4)	any inquiry or request for discussions or negotiations regarding a Takeover Proposal (clauses (1) through (4) together being a Takeover Inquiry),

that the Company Board (acting through the Special Committee) determines in good faith to be bona fide;

(ii)	the Company has not breached this Section 6.2 or Section 6.3 (other than any such breach that is unintentional and immaterial in effect);

(iii)	the Company Board (acting through the Special Committee) considers that such Takeover Inquiry constitutes or is reasonably likely to result in a Superior Proposal; and

(iv)	after consultation with its outside counsel, the Company Board (acting through the Special Committee) determines in good faith that the failure to take the following actions would reasonably be expected to breach its fiduciary duties to the stockholders of the Company under Law, then, subject to compliance with this Section 6.2 the Company may, and as applicable may permit its Representatives to:

(1)	furnish, or cause to be furnished, confidential information or data with respect to the Company to the Person making such Takeover Inquiry provided that, the Company will not, and will not allow its Representatives to, disclose any non-public information to such Person without first entering into an Acceptable Confidentiality Agreement;

(2)	engage in discussions or negotiations with the Person making such Takeover Inquiry regarding such Takeover Inquiry provided that the Company will simultaneously provide to the Purchaser a copy of any material non-public information concerning the Company provided to such other Person to the extent not previously provided or made available to the Purchaser; and

(c)	Notwithstanding anything to the contrary contained in Section 6.2(a), if at any time following the date of this Agreement and prior to obtaining the Stockholder Approval:

(i)	the Company receives a written Takeover Proposal;

(ii)	the Company has not breached this Section 6.2 or Section 6.3 (other than any such breach that is unintentional and immaterial in effect);

(iii)	the Company Board (acting through the Special Committee) considers that such Takeover Proposal constitutes a Superior Proposal; and

(iv)	after consultation with outside counsel, the Company Board (acting through the Special Committee) determines in good faith that the failure to take the following actions would reasonably be expected to breach its fiduciary duties to the stockholders of the Company under Law, then, subject to compliance with this Section 6.2 the Company (acting through the Special Committee) may make a Recommendation Change and may enter into an Alternative Acquisition Agreement in connection with a termination pursuant to, and in compliance with, Section 8.1(c) provided that no such Recommendation Change may be made:

(I)	until after the fifth business day following receipt by the Purchaser of a written notice (a Notice of Recommendation Change) from the Company advising the Purchaser that the Company Board intends to take such action and specifying all material terms and conditions of the Superior Proposal that is the basis for the Recommendation Change (it being understood that if there is any amendment to the financial terms or any other material term of such Superior Proposal then such amendment shall require a new Notice of Recommendation Change and a new five business day period if (A) Purchaser has not proposed changes to the terms of this Agreement during the initial five business day period following receipt by the Purchaser of a Notice of Recommendation Change that cause such Takeover Proposal to cease to constitute a Superior Proposal but such amendment to the financial terms or any other material term of such Takeover Proposal is adverse to the Company or (B) Purchaser has proposed changes to the terms of this Agreement during the initial five business day period following receipt by the Purchaser of a Notice of Recommendation Change so that such Takeover Proposal ceases to constitute a Superior Proposal and such amendment to the financial terms or any other material term of such Superior Proposal is superior to the changes to the terms of this Agreement proposed by Purchaser); and

(II)	unless, during the five business day period following the Purchaser’s receipt of a Notice of Recommendation Change and prior to effecting such a Recommendation Change, the Company Board (acting through the Special Committee) shall have negotiated, and caused its financial and legal advisors to negotiate, with the Purchaser, and its Representatives, in good faith (to the extent that the Purchaser desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal; and

(III)	until the Company Board (acting through the Special Committee) has taken into account any changes to the terms of this Agreement proposed by the Purchaser in response to a Notice of Recommendation Change or otherwise and determined in good faith (after consultation with outside counsel) that the failure to make a Recommendation Change would still reasonably be expected to violate its fiduciary duties.

(d)	In addition to its other obligations under this Section 6, the Company shall keep the Purchaser reasonably informed (orally and in writing) on a current basis (and in any event within one Business Day of the occurrence of any changes, developments, discussions or negotiations, including furnishing copies of any written inquiries, correspondence and draft documentation and written summaries of any material oral inquiries or discussions) of the status of any Takeover Inquiry (including the material terms and conditions thereof and of any modification thereto). Without limiting the foregoing, from and after the date hereof, the Company shall promptly (and in any event within one Business Day) notify the Purchaser (orally and in writing) if it determines to begin providing information or to engage in discussions or negotiations concerning a Takeover Proposal pursuant to Section 6.2(b).

(e)	Nothing contained in this Agreement (including, without limitation, this Section 6.2) shall prohibit the Company Board (acting through the Special Committee) from:

(i)	making any “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9 under the Exchange Act;

(ii)	complying with its disclosure obligations under U.S. federal or state Law with regard to a Takeover Proposal, including taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act (or any similar communication to stockholders); or

(iii)	disclosing the fact that the Company Board has received a Takeover Proposal and the terms of such proposal; or

(iv)

making a Recommendation Change in the absence of, or which is not based upon the receipt of, a Takeover Proposal but in response to a material development or change in circumstances occurring or arising after the date of this Agreement that was neither known to the Company Board nor reasonably foreseeable by the Company Board as of or prior to the date hereof (and not relating to developments in the Company’s current progress against its business plan or in response to the proposed Merger or to changes in the financial or equity markets generally) (such material development or change in circumstances, subject to such qualifications, a Company Intervening Event) provided that if the Company Board (acting through the Special Committee) determines, after consultation with outside legal counsel, that, in light of such Company Intervening Event, the failure to take any such actions would breach its fiduciary duties under Law or to comply with obligations under federal securities Laws or NASDAQ; provided that, the Company Board (acting through the Special Committee) shall not be entitled to exercise its right to make a Recommendation Change pursuant to this sentence unless the Company has (x) provided the Purchaser at least five Business Days’ prior written notice advising the Purchaser that the Company Board intends to take such action and specifying the reasons therefore in reasonable detail and (y) during such five Business Day period, if requested by the Purchaser, engaged in good faith negotiations with the Purchaser to amend this Agreement in such a manner that obviates the need for a Recommendation Change, provided that any disclosure pursuant to Section 6.2(e)(ii) or Section 6.2(e)(iii), other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9 under the Exchange Act, shall be deemed to be a Recommendation Change unless the Company Board (acting through the Special Committee) (x) expressly reaffirms its recommendation to the Company’s stockholders in favor of adoption of this Agreement or (y) rejects such other Takeover Proposal.

(f)	Except as required under this Agreement with respect to the Purchaser and Merger Sub, the Company shall not take any action to exempt any Person from the restrictions on takeover offers, business combinations, control share acquisitions, fair price, moratorium or other similar provisions contained in the DGCL, including Sections 203, of the DGCL (or any similar provisions), or otherwise cause such restrictions not to apply (including without limitation by approving a Person becoming an “interested stockholder” within the meaning of Section 203 of the DGCL) unless such actions are taken immediately prior to the termination of this Agreement in accordance with its terms.

(g)	The Company agrees that any violation of the restrictions set forth in this Section 6.2 by any Affiliate or Representative of the Company shall be deemed to be a breach of this Section 6.2 by the Company.

(h)	Notwithstanding anything in this Section 6.2, but subject to Section 8.1(c), except as noted in Section 6.3, the Company’s obligations pursuant to Section 6.3 shall not be affected by:

(i)	the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal; or

(ii)	a Recommendation Change.

6.3	The Company Stockholders’ Meeting; Preparation of Company Proxy Statement and Schedule 13E-3

(a)	The Company (at the direction of the Special Committee) will take, in accordance with Law and the Company Organizational Documents, all action necessary to call, give notice of, convene and hold a meeting of holders of Shares as promptly as reasonably practicable after the execution of this Agreement to consider and vote upon the adoption of this Agreement (the Company Stockholders’ Meeting).

(b)	In connection with the convening of the Company Stockholders’ Meeting, the Company shall prepare and file with the SEC a proxy statement (as amended or supplemented, the Company Proxy Statement) and the Company, the Purchaser and Merger Sub shall jointly prepare, and file with the SEC, the Schedule 13E-3 to be sent to stockholders of the Company, each in compliance with the terms of this Section 6.3 and as soon as reasonably practicable following the date of this Agreement.

(c)	The Company, Merger Sub and the Purchaser agree to cooperate in the preparation and filing of the Company Proxy Statement and Schedule 13E-3 and provide to each other all information necessary in order to prepare the Company Proxy Statement and Schedule 13E-3 as expeditiously as practicable.

(d)	Without limiting the other provisions of this Section 6.3, the Company undertakes:

(i)	prior to filing with the SEC the Company Proxy Statement and Schedule 13E-3, to consult with the Purchaser and its relevant Representatives and shall afford the Purchaser the opportunity to review and comment on the Company Proxy Statement;

(ii)	to consider in good faith any comments made by the Purchaser on the Company Proxy Statement; and

(iii)	without the Purchaser’s prior written consent (not to be unreasonably withheld or delayed), not to file with the SEC or mail to the Company’s stockholders the Proxy Statement or Schedule 13E-3

(iv)	that the Company Proxy Statement and the Schedule 13E-3 (other than portions relating to the Purchaser or Merger Sub) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder applicable to the Company Proxy Statement, the solicitation of proxies for the Company Stockholders’ Meeting (including any requirement to amend or supplement the Company Proxy Statement) and the Schedule 13E-3;

(v)	that the information supplied, or to be supplied, by it for inclusion or incorporation in the Company Proxy Statement or the Schedule 13E-3 shall not, on the date the relevant document is first mailed to the Company’s stockholders and at the time of the Company Stockholders’ Meeting:

(1)	contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they will be made, not false or misleading; or

(2)	omit to state any material fact necessary to correct any statement in the Company Proxy Statement or Schedule 13E-3, or any amendment or supplement thereto, which has become false or misleading;

(vi)	to the extent a Recommendation Change in accordance with this Agreement has not occurred, to include the Company Board Recommendation in the Company Proxy Statement;

(vii)	to use reasonable best efforts to have the Company Proxy Statement and Schedule 13E-3 cleared by the SEC and its staff under the Exchange Act, as promptly as practicable after such filing;

(viii)	to promptly notify the Purchaser and Merger Sub and the Special Committee of the receipt of any comments from the SEC or its staff with respect to the Company Proxy Statement and the Schedule 13E-3 and of any request by the SEC or its staff for amendments or supplements to the Company Proxy Statement and Schedule 13E-3 or for additional information and to supply the Purchaser, Merger Sub and the Special Committee with copies of all correspondence between the Company or any of its representatives and the SEC or its staff with respect to the Company Proxy Statement and Schedule 13E-3;

(ix)	to cause the record date in connection with the Company Stockholders’ Meeting to be set on a date to be mutually agreed by the Company and the Purchaser each acting reasonably and in a manner consistent with this Section 6.3;

(x)	to cause the Company Proxy Statement and Schedule 13E-3 to be mailed to holders of Common Stock as promptly as practicable after the Company Proxy Statement is cleared by the SEC and its staff by receipt of confirmation from the SEC and its staff that it has no further comments thereon or that the Company may commence mailing the Company Proxy Statement and Schedule 13E-3;

(xi)	to ensure that, if at any time prior to the Company Stockholders’ Meeting there shall occur any event with respect to the Company, or there shall be discovered any information, which event or information is required by applicable Law to be described in an amendment of, or a supplement to, the Company Proxy Statement or the Schedule 13E-3, the Company shall promptly inform the Purchaser and promptly prepare, file (or in the case of the Schedule 13E-3 jointly file) and disseminate such amendment or supplement to the stockholders of the Company, provided that no such amendment or supplement shall be made without the Purchaser’s prior written consent, not to be unreasonably withheld or delayed; and

(xii)	to engage a nationally recognized proxy solicitation firm for the purposes of seeking the Stockholder Approval and, unless and until there has been a Recommendation Change, instruct such firm to solicit proxies in a manner that is designed to obtain such approval within a 20 Business Day solicitation period, taking into account all relevant facts and circumstances.

Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by the Purchaser or Merger Sub which is contained in the Company Proxy Statement or Schedule 13E-3.

(e)	Without limiting the other provisions of this Section 6.3, the Purchaser undertakes for itself, and for Merger Sub:

(i)	that it shall furnish the Company with such information relating to the Purchaser Group and the transactions contemplated hereby and such further and supplemental information as may reasonably requested by the Company in connection with the preparation of the Company Proxy Statement or Schedule 13E-3 and any other filings to be made with the Secretary of State of the State of Delaware or the SEC and shall promptly notify the Company of any change to that information;

(ii)	that the information supplied, or to be supplied, by the Purchaser or Merger Sub for inclusion in the Company Proxy Statement and Schedule 13E-3 shall not, on the date the relevant document is first mailed to the Company’s stockholders, and at the time of the Company Stockholders’ Meeting shall not:

(1)	contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they will be made, not false or misleading; or

(2)	omit to state any material fact necessary to correct any statement in the Proxy Statement or Schedule 13E-3, or any amendment or supplement thereto, which has become false or misleading;

(iii)	if any at time prior to the time of the Company Stockholders’ Meeting, any event or information should be discovered by the Purchaser which applicable Law requires be set forth in an amendment or supplement to the Company Proxy Statement or Schedule 13E-3, the Purchaser shall promptly inform the Company of the same;

(iv)	to use reasonable best efforts to have the Company Proxy Statement and Schedule 13E-3 cleared by the SEC and its staff under the Exchange Act, as promptly as practicable after such filing; and

(v)

to use best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to (I) maintain in effect its existing Multicurrency Revolving Credit Facility Agreement with Société Général dated June 4, 2008 (the Credit Facility), (II) satisfy on a timely basis all conditions applicable to the borrowers under the Credit Facility that are within their control and (III) enforce its rights under the Credit Facility. In the event the Financing becomes unavailable on the terms and conditions contemplated in the Credit Facility for any reason, as promptly as practicable following the occurrence of such event, the Purchaser shall use its best efforts to obtain alternative financing from alternative sources as promptly as practicable following the occurrence of such event. The Purchaser shall keep the Company reasonably apprised as to the status of, and any material developments relating to, the Financing. Notwithstanding any of the foregoing, the Purchaser shall not be deemed to be in breach of subclause (v) provided that it funds the Merger Consideration in a timely manner in accordance with Section 3.4(a)(iii)

Notwithstanding the foregoing, neither the Purchaser nor Merger Sub makes any representation or warranty with respect to any information supplied by the Company which is contained in the Company Proxy Statement or the Schedule 13E-3.

6.4	Cooperation and notification of certain events

(a)	Notwithstanding any of the other clauses of this Section 6.4, each party shall cooperate with the other, and shall use reasonable best efforts, to fulfill the closing conditions set forth in Section 7, including delivery of all documents set forth in, or necessary to fulfill, such conditions. Without limiting the foregoing, to the extent that (i) all of the conditions set forth in Section 7.2(a) have been satisfied other than the condition set forth in Section 7.2(f); and (ii) it is reasonably likely that such condition will remain unsatisfied as of the Termination Date, then Purchaser and the Company shall cooperate in an effort to find an accommodation reasonably satisfactory to both parties that would allow for the waiver of Section 7.2(f).

(b)	From and after the date of this Agreement until the Effective Time each party shall:

(i)	take all reasonable steps necessary or desirable, and proceed diligently and in good faith and shall use reasonable best efforts to:

(1)	obtain, as promptly as practicable, all authorizations, consents, orders and approvals of all Governmental Entities that may be or become necessary for such party’s execution and delivery of, and the performance of its obligations pursuant to, this Agreement, including under the HSR Act;

(2)	execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement;

(3)

resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Laws, including (subject to first having used reasonable best efforts to negotiate a resolution to any such objections) contesting and resisting any action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation, executive order, decree, injunction or administrative order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement, provided however that (x) without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed), the Company may not pay or commit to pay any amount of cash or other consideration, or incur or commit to incur any liability or other obligation in connection with any of the foregoing and (y) nothing in this Section 6.4 or any other Section of this Agreement shall require the Purchaser or Merger Sub to become subject to, or consent or agree to or otherwise undertake any requirement, condition, understanding, agreement, or Order to sell, hold separate, divest or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change any assets or business;

(ii)	make as promptly as practicable, and in any event within the time periods specified below, all necessary filings to be made by them, and thereafter make any other required or appropriate submissions, with respect to this Agreement and the transactions contemplated therein including:

(1)	a Notification and Report Form under the HSR Act within 10 Business Days; and

(2)	appropriate filings under any other antitrust, competition or premerger Law of Austria and Germany within 15 Business Days;

(iii)	promptly (and in any event within two Business Days) notify the other parties of:

(1)	any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from the relevant party or its Representative);

(2)	any material communication from any Governmental Entity in connection with the transactions contemplated by this Agreement and if any of the parties receives a request for additional information or documentary material from any such Governmental Entity that is related to a transaction contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable, and after consultation with the other parties, an appropriate response in compliance with such request and shall provide a copy of such response to the other parties;

(3)	any Proceedings threatened in writing or commenced against or otherwise affecting the Company or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response thereto from the relevant party or its Representatives);

(4)	any material events, changes or developments relating to pending material Proceedings; and

(5)	becoming aware of any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Section 7.1 of this Agreement not to be satisfied or result in such satisfaction being materially delayed;

(c)	The parties shall cooperate and consult with each other in connection with the making of all filings, notifications and any other material actions pursuant to this Section 6.4, subject to applicable Law, by:

(i)	permitting counsel for the other parties review in advance, and consider in good faith, the view of the other parties with, any proposed material written communication to any Governmental Entity; and

(ii)	providing counsel for the other parties with copies of all filings and submissions made by such party and all correspondence and information passed between such party and its Representatives with any Governmental Entity in connection with the transactions contemplated by this Agreement.

(d)	Unless such party reasonably believes upon the advice of outside counsel that the failure to do so in a timely manner would cause it to breach any Laws, a party shall not file any document or take any action if the other party has reasonably objected (and not withdrawn its objection) to the filing of such document or the taking of such action on the grounds that such filing or action would reasonably be expected to either:

(i)	prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement; or

(ii)	cause a condition set forth in Section 7 to not be satisfied in a timely manner.

(e)	None of the parties shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other hereto (such consent not to be unreasonably withheld or delayed).

(f)	The parties agree not to participate, or to permit their Affiliates to participate, in any substantive meeting or discussion with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it so consults with the other parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other parties the opportunity to attend and participate, to the extent practicable.

(g)

Notwithstanding anything herein to the contrary, no party is required to, and the Company may not, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed), become subject to, consent or agree to, or otherwise take any action with respect to, any requirement, condition, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates in any manner which, individually or in the aggregate with all other such requirements, conditions, understandings, agreements and Orders, is:

(i)	materially adverse to the Company and its Affiliates, taken as a whole, either before or after giving effect to the Merger; or

(ii)	requires any material change in the conduct of business of the Company or any of its divisions as currently conducted relating to a material portion of the revenues or earnings of the Company.

(h)	Notwithstanding anything in this Agreement to the contrary, the Company will, upon the request of the Purchaser, become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates, so long as such requirement, condition, understanding, agreement or Order is binding on the Company only in the event that the Closing occurs.

6.5	Access to information

(a)	Subject to Law, from the date of this Agreement to the Effective Time or earlier termination of this Agreement in accordance with its terms, upon prior written notice, the Company shall, and shall use its reasonable best efforts to cause its Representatives to:

(i)	afford the Representatives of the Purchaser reasonable access, consistent with Law, at all reasonable times to its officers, management, employees, properties, officers, plants and other facilities and to all books and records; and

(ii)	furnish the Purchaser with all financial, operating and other data and information as the Purchaser, through its Representatives may from time to reasonably request.

(b)	No investigation by any of the parties or their respective Representatives shall affect the representations, warranties, covenants, conditions or agreements herein of the other parties.

(c)	Any information provided to the Representatives of the Purchaser pursuant to this Section 6.5 shall be subject to the terms of the Confidentiality Agreement.

6.6	Public announcements

Except with respect to any Recommendation Change made in accordance with this Agreement, the Purchaser, Merger Sub and the Company (at the direction of the Special Committee) agree to consult with each other prior to issuing any press release or otherwise making any public statements about this Agreement, the Merger or any of the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or Governmental Entity (including NASDAQ), except to the extent that the disclosing party determines in good faith that it is required to do so by Law, by obligations pursuant to any listing agreement with or rules of NASDAQ, in which case that party will use all reasonable efforts to consult with the other parties before issuing any such release or making any such public statement or filing.

6.7	Indemnification, directors’ and officers’ insurance

(a)	The Purchaser shall procure that the Surviving Corporation:

(i)	shall maintain in effect for a period of six years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance (D&O Insurance) maintained by the Company covering such Indemnified Parties covered immediately prior to the Effective Time by the Company’s D&O Insurance on terms with respect to coverage and amount that are no less favorable than those of such policy in effect on the date of this Agreement including for:

(1)	any action or failure to take action by any present or former director or officer of the Company (together, the Indemnified Parties) in such capacity occurring, or alleged to have occurred, prior to the Effective Time, in their capacities as officers or directors of the Company (including without limitation, acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company); or

(2)	the adoption and approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement,

provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate to the directors and officers of the Company; or

(ii)	shall obtain as of the Effective Time pre-paid “tail” insurance policies with a claims period of six years from the Effective Time on terms that are no less favorable to the Indemnified Parties than those of the existing D&O Insurance maintained by the Company as at the date of this Agreement, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time, provided, however that:

(1)	in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of 250 percent of the last annual premium paid by the Company for such insurance prior to the date of this Agreement (the Maximum Premium) (as set forth in Section 6.7(a)(ii) of the Company Disclosure Letter); and

(2)	if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, the Surviving Corporation will obtain that amount of D&O Insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium with the greatest coverage available at a cost not exceeding the Maximum Premium.

For the avoidance of doubt, the Purchaser can satisfy its obligations under Section 6.7(a) by including, or causing the inclusion of, the coverage required in the existing insurance policies maintained by the Purchaser or one of its Affiliates.

(b)	Following the Effective Time, the Purchaser shall procure that the Surviving Corporation shall, to the extent permitted by Law:

(i)	include and maintain in effect in its respective certificate of incorporation or bylaws for a period of six years after the Effective Time, at a minimum provisions regarding the elimination of liability of directors (or their equivalent), indemnification of officers and directors thereof and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in such organizational documents as of the date of this Agreement and shall cause such provisions not to be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder as of the Effective Time; and

(ii)	for a period of six years after the Effective Time, honor, continue in effect and discharge the Company’s obligations under all indemnification agreements of the Company with any Indemnified Party in effect as of the date of this Agreement without any change that is adverse to such Indemnified Party.

(c)	In the event that the Surviving Corporation or any of its successors or assigns:

(i)	consolidates with or merges into any other Persons and shall not be the continuing or surviving entity; or

(ii)	transfers all or substantially all of its properties or assets to any Person,

then and in each case, the Purchaser shall procure that proper provision will be made so that the applicable successors, assigns or transferees of the Surviving Corporation assume the obligations set forth in this Section 6.7.

(d)	The provisions of this Section 6.7 will survive the Closing and, after the Effective Time, are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and its successors and representatives after the Effective Time and their rights under this Section 6.7 are in addition to, and will not be deemed to be exclusive of, any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract, the Company Organizational Documents (or similar organizational document) of the Surviving Corporation or otherwise.

6.8	Stock exchange listing

Prior to the Effective Time, the Company shall cooperate with the Purchaser and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things,

reasonably necessary, proper or advisable on its part under Laws and rules and policies of NASDAQ to enable the Shares to be delisted from the NASDAQ and to terminate the registration of the Shares under the Exchange Act as soon as practicable after the Effective Time, provided however that such delisting and termination shall not be effective until after the Effective Time.

6.9	Litigation

(a)	The Company shall promptly notify the Purchaser and Merger Sub of any litigation commenced against it or any of its directors, officers or Affiliates, relating to this Agreement or the transactions contemplated hereby (including the Merger) and shall keep the Purchaser and Merger Sub reasonably informed regarding any such litigation.

(b)	The Company shall give the Purchaser and Merger Sub the opportunity to participate in the defense or settlement of any litigation against the Company and its directors relating to this Agreement and the transactions contemplated herein, and, prior to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company undertakes that no such settlement shall be agreed to without the Purchaser’s or Merger’s Sub prior written consent (such consent not to be unreasonably withheld or delayed).

6.10	Company Tax statements

Prior to the Effective Time, the Company shall deliver to the Purchaser a statement (FIRPTA Statement) that the Company is not, and within the previous 5 years has not been, a “United States real property holding corporation”, as defined in section 897(c)(2) of the Code at any time during the five-year period ending on the date hereof pursuant to Treasury Regulation section 1.1445-2(c)(3). Notwithstanding anything to the contrary contained in this Agreement, if the Company fails to deliver a FIRPTA Statement the Purchaser shall be entitled to withhold the amount required to be withheld pursuant to Section 1445 of the Code from the Merger Consideration pursuant to this Agreement.

6.11	Employees; Company Benefit Plans

(a)	For a period of one year following the Closing Date (the Continuation Period), the Surviving Corporation will provide all employees of the Company (other than those employees covered by a collective bargaining agreement, if any) as of the Effective Time who continue employment with the Surviving Corporation (Employees) with compensation and employee benefits plans, programs and arrangements that are in the aggregate, no less favorable than those generally provided to such employees immediately prior to the Effective Time under the Company’s compensation and benefit plans, programs, policies, practices and arrangements (excluding equity-based programs) in effect at the Effective Time (it being understood that incentive programs will remain discretionary); provided, however, that nothing herein will:

(i)	prevent the amendment, modification or termination of any specific plan, program or arrangement, or any other contract, arrangement or agreement of the Company in accordance with its terms and applicable Laws or require that the Surviving Corporation provide or permit investment in the securities of the Surviving Corporation or interfere with the Surviving Corporation’s right or obligation to make such changes in accordance with the terms of the applicable Company Benefit Plan as are necessary to comply with Law;

(ii)	shall preclude the Surviving Corporation from terminating the employment of any Employee for any reason or otherwise limit the Surviving Corporation’s discretion over hiring, promotions or retention of employees;

(iii)	shall preclude the Surviving Corporation from terminating the use of Stock Options, Company ESPP participation or other equity related Company Benefit Plans; or

(iv)	require the institution of any new equity or equity-based benefit plan.

(b)	The Purchaser shall procure that the Surviving Corporation will, and shall procure that its Affiliates will, honor or cause to be honored, in accordance with their terms, all benefit obligations to current and former employees, consultants and directors of the Company under all Company Benefit Plans in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such Company Benefit Plans and applicable Laws; provided that, notwithstanding anything to the contrary in this Agreement, the Purchaser, the Surviving Corporation and their respective Affiliates shall honor the terms of all Company Benefit Plans that provide for retention, severance and change-in-control protections, payments and benefits without amending them and without terminating them (except for amendments or terminations in accordance with the terms of the Company Benefit Plans, including terminations due to the other party’s actions or due to the satisfaction of all payment obligations of the Company thereunder).

(c)	For all purposes under the employee benefit plans of the Purchaser, the Surviving Corporation and their respective Affiliates providing benefits to any Employees after the Effective Time (the New Plans), from and after the Effective Time, the Purchaser shall cause the New Plans to credit that each Employee with his or her years of service with the Company and its Affiliates before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its Affiliates have given credit for prior service), to the same extent as such Employee was entitled, before the Effective Time, to credit for such service under the corresponding Company Benefit Plan in which such Employee participates or was eligible to participate immediately before the Effective Time (such plans collectively the Old Plans), except for purposes of benefit accrual under defined benefit plans, for any purpose where service credit for the applicable period is not provided to participants generally, and to the extent such credit would result in a duplication of accrual of benefits. In addition, and without limiting the generality of the foregoing:

(i)	each Employee immediately will be eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under an Old Plan; and

(ii)

for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Employee, the Purchaser, the Surviving Corporation and their respective Affiliates will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Company Benefit Plan, and the Surviving Corporation will cause any eligible expenses incurred by such Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan, provided that, nothing herein shall require or result in the duplication of benefits provided to any such Employees.

(d)	The Company shall ensure that prior to the Effective Time, each Company Benefit Plan shall be administered in all material respects in accordance with its terms, and in compliance in all material respects with applicable provisions of ERISA, the Code and other Laws and shall not cause any excise or penalty Taxes to be incurred pursuant to ERISA. All contributions (including all employer contributions and employee salary reduction contributions) required to be made under any of the Company Benefit Plans to any funds or trusts established thereunder or in connection therewith shall continue to be made and all contributions for any period ending on or before the Closing Date which are not yet due will be paid or will have been properly accrued on the Company’s financial records prior to the Closing Date.

(e)	This Section 6.11 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.11, expressed or implied, is intended or shall be construed to confer upon or give any other Person (including Employees) other than the parties and their permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 6.11 and without limiting the foregoing:

(i)	no provision of this Section 6.11 will create any third party beneficiary rights in any current or former employee, director or consultant of the Company in respect of continued employment (or resumed employment) or any other matter; and

(ii)	nothing in this Section 6.11 is intended to amend any Company Benefit Plan, or interfere with the Purchaser’s or the Surviving Corporation’s right from and after the Effective Time to amend or terminate any Company Benefit Plan or the employment or provision of services by any director, employee, independent contractor or consultant.

6.12	Resignation of directors

At the Closing, the Company shall deliver to the Purchaser evidence satisfactory to the Purchaser of the resignation of all directors of the Company effective as of the Effective Time.

6.13	Takeover statutes and defenses

(a)	If any takeover, business combination, control share acquisition, fair price, moratorium or similar statutes is or may become applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, each of the Purchaser, Merger Sub and their respective boards of directors and the Company Board (acting through the Special Committee) will:

(i)	take all necessary action to ensure that such transactions may be consummated as promptly as reasonably practicable upon the terms and subject to the conditions set forth in this Agreement; and

(ii)	otherwise act to eliminate or minimize the effects of such takeover statute.

(b)	The Company Board and the Special Committee, and any other committee of the Company Board, shall take any further actions within their authority (in addition to those referred to in Section 4.4) reasonably requested by the Purchaser in order to render the Rights inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, and to cause the Company to terminate the Rights Agreement at the Effective Time without payment or distribution of any amounts or securities to any holders of Rights. Except as approved in writing by the Purchaser, the Company Board and the Special Committee (and any other committee of the Company Board) shall not:

(i)	terminate, waive any provision of, exempt any Person from or amend or in any way modify the terms of the Rights Agreement;

(ii)	redeem the Rights; or

(iii)	take any action with respect to, or make any determination under, the Rights Agreement.

(c)	If any Distribution Date or Shares Acquisition Date (each as defined in the Rights Agreement) occurs under the Rights Agreement at any time during the period from the date of this Agreement to the Effective Time, the Company and the Purchaser shall make such adjustment to the Merger Consideration as the Company and the Purchaser shall mutually agree so as to preserve the economic benefits that the Company and the Purchaser each reasonably expected on the date of this Agreement to receive as a result of the consummation of the Merger and the other transactions contemplated by this Agreement.

(d)	The approvals and other actions referred to in this Agreement for the purpose of causing the Rights Agreement and the takeover laws described in Section 6.13(a) to be inapplicable to this Agreement and the transactions contemplated by this Agreement shall be irrevocable and, without limiting any other rights of the Purchaser under this Agreement, any Recommendation Change or termination of this Agreement shall not have any effect on those approvals and other actions.

6.14	Fees and expenses

Whether or not the Merger is consummated, all costs and expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (Expenses) will be paid by the party incurring those Expenses.

6.15	Rule 16b-3

Prior to the Effective Time, the Company may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and in accordance with the Interpretative Letter dated January 12, 1999 issued by the SEC relating to Rule 16b-3, any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the transactions contemplated by this Agreement by each officer or director of the Company who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company.

6.16	Continuation of the Special Committee

The Purchaser and Merger Sub agree that, from and after the date of this Agreement, subject to Law, at all times prior to the earliest of (x) the Effective Time or (y) the termination of this Agreement in accordance with its terms, they shall cause their Affiliates holding Shares not to:

(a)	authorize their designees to the Company Board to terminate the existence of the Special Committee or materially change its duties or authority or its current membership (so long as its existing members are willing to serve and have not been removed for cause);

(b)	seek to remove any member of the Special Committee from the Company Board (other than in the case of removal for cause, determined in good faith by the Company Board), and

(c)	should all members of the Special Committee cease to so serve, not to restrict the Company Board from causing the election of an individual or individuals to the Company Board who constitutes an “independent” director under the applicable NASDAQ rules and to cause the appointment of such director or directors to be a member or members of the Special Committee, as the case may be.

6.17	The Purchaser vote

(a)	The Purchaser shall enforce its rights under the Purchaser Affiliate Voting Agreements and ensure that its Affiliates vote or cause to be voted any Shares issued and outstanding at the date of this Agreement that are beneficially owned by such Affiliate or with respect to which the relevant Affiliate has the power (by agreement, proxy or otherwise but not including the voting agreements between members of the Purchaser Group and the Company’s stockholders entered into in connection with the Stock Purchase Agreement) in favor of the adoption and approval of this Agreement at the Company Stockholders’ Meeting and at all adjournments or postponements thereof.

(b)	Nothing in this Agreement shall require the exercise of the Warrant (as defined in the Affiliation Agreement) or the conversion of the Convertible Notes (as defined in the Affiliation Agreement).

6.18	Performance of Merger Sub

The Purchaser shall cause Merger Sub to perform its obligations hereunder.

7.	CONDITIONS

7.1	Conditions to each party’s obligation to effect the Merger

The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or, subject to the extent permitted by Law, the waiver on or prior to the Closing Date of each of the following conditions:

(a)	Stockholder Approval. The Stockholder Approval shall have been obtained at the Company Stockholders’ Meeting.

(b)	Laws and Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and individually, or in the aggregate, either:

(i)	restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement; or

(ii)	imposes limitations upon the ability of any member of the Purchaser Group effectively exercising full rights of ownership of the Company or the Surviving Corporation.

(c)	Consents and approvals.

(i)	Other than filing the Certificate of Merger, all notices, reports and other filings required to be made prior to the Closing Date by the Company or the Purchaser with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Closing Date by the Company or the Purchaser from, any Governmental Entity in the United States, Austria and Germany in connection with the execution and delivery of this Agreement and the consummation of the Merger and other transactions contemplated by this Agreement shall have been made or obtained (as the case may be).

(ii)	The waiting period applicable to the consummation of the Merger under the HSR Act, if any, and under any other Laws in the United States, Austria and Germany shall have expired or been terminated, and, if the SEC shall have received and/or provided comments to the Proxy Statement, such comments and any related issues or matters with the SEC shall have been resolved.

7.2	Conditions to obligations of the Purchaser and Merger Sub

The respective obligations of the Purchaser and Merger Sub to effect the Merger shall be further subject to the satisfaction, or to the extent permitted by Law, the waiver by the Purchaser and Merger Sub on or prior to the Closing Date of each of the following conditions:

(a)	Representations and warranties.

(i)	The representations and warranties of the Company set forth in Sections 4.1(a), 4.2, 4.3, 4.6(a), 4.6(b), 4.6(c), and 4.6(d) this Agreement shall be true and correct in all respects (except for inaccuracies that would have a de minimis effect on the Company or cause only a de minimis payment by the Purchaser) as of the Closing Date as though made on and as of such date and time (unless any such representation and warranty relates to an earlier date, in which case as of such earlier date).

(ii)	The representations and warranties of the Company set forth in this Agreement (other than those set forth in Sections 4.1(a), 4.2, 4.3, 4.6(a), 4.6(b), 4.6(c), and 4.6(d)) shall be true and correct in all respects as of the Closing Date as though made on and as of such date and time (unless any such representation and warranty relates to an earlier date, in which case as of such earlier date) interpreted without giving effect to the words “material” or “materially” or to any qualifications based on such terms or based on the defined term Company Material Adverse Effect; except where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect

(iii)	The Purchaser shall have received at Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect of Sections 7.2(a)(i) and 7.2(a)(ii).

(b)	Performance of obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement and the Purchaser shall have received at Closing a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c)	Proceedings. No Proceeding shall have been commenced (and not finally resolved) by a Governmental Entity against the Company or any member of the Purchaser Group:

(i)	that would be reasonably likely to have the effect of preventing, delaying, making illegal, or otherwise materially interfering with the Merger or any other transaction contemplated by this Agreement; or

(ii)	seeking to impose material limitations on the ability of any member of the Purchaser Group effectively exercising full rights of ownership of the Company or the Surviving Corporation.

(d)	Company ESPP. The New Exercise Date (as defined in the Company ESPP) has occurred and no further Offering Period or Purchaser Periods (each as defined in the Company ESPP) shall have commenced under the Company ESPP after the New Exercise Date.

(e)	No Company Material Adverse Effect. Since the date of this Agreement no event or circumstance shall have occurred that has had or is reasonably likely to have a Company Material Adverse Effect.

(f)	Stock issuance. The stock issuance referred to in Section 7.2(f) of the Company Disclosure Letter shall have been consummated, if applicable.

7.3	Conditions to obligations of the Company

The obligation of the Company to effect the Merger is subject to the satisfaction or, subject to the extent permitted by Law, the waiver by the Company (at the direction of the Special Committee) on or prior to the Closing Date of each of the following conditions:

(a)	Representations and warranties.

(i)	The representations and warranties of each of the Purchaser and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of such date and time (unless any such representation and warranty relates to an earlier date, in which case as of such earlier date) interpreted without giving effect to the words “material” or “materially” or to any qualifications based on such terms or based on the defined term Acquiror Material Adverse Effect.

(ii)	The Company shall have received at Closing a certificate signed on behalf of the Purchaser and Merger Sub by an executive officer of each of the Purchaser and Merger Sub, respectively, to the effect of Section 7.3(a)(i).

(b)	Performance of obligations by the Purchaser and Merger Sub. Each of the Purchaser and Merger Sub shall have performed in all material respects all of their respective obligations required to be performed by it under the Agreement and the Company shall have received at Closing a certificate signed on behalf of the Purchaser and Merger Sub by an executive officer of each of the Purchaser and Merger Sub, respectively, to such effect.

8.	TERMINATION, AMENDMENT AND WAIVER

8.1	Termination

This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time:

(a)	Mutual consent. by mutual written consent of the Purchaser, Merger Sub (by action of their respective boards of directors) and the Company (by approval by the Special Committee);

(b)	Purchaser or Company. by the Purchaser (by action of its board of directors) or the Company (by approval of the Special Committee) giving written notice to the other if:

(i)	any Law prohibits the consummation of the Merger;

(ii)	any Governmental Entity of competent jurisdiction shall have issued an Order or taken any other final action restraining, enjoining or otherwise prohibiting consummation of the Merger, or other transactions contemplated by this Agreement, and such Order or other action is or shall have become final and non-appealable;

(iii)	the Effective Time shall not have occurred on or before January 1, 2009 (the Termination Date), provided however that:

(1)	if the Effective Time has not occurred by the Termination Date by reason of nonsatisfaction of any of the conditions set forth in Sections 7.1(b) or 7.1(c) or 7.2(c) but which remain capable of satisfaction, and the other conditions in Section 7 have been satisfied, (to the extent legally permissible) waived or are then capable of being satisfied, then the Company or the Purchaser may extend the Termination Date to a date not beyond two months from the date of this Agreement; and

(2)	the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b)(iii) if it has failed to convene the Company Stockholders’ Meeting by the Termination Date; or

(iv)	this Agreement has been submitted to the Company’s stockholders at a duly convened Company Stockholders’ Meeting and the Stockholder Approval was not obtained at such meeting (after giving effect to all adjournments or postponements thereof in accordance with applicable Law);

(c)	Company. by the Company (provided that such termination has been approved by the Special Committee) giving written notice to the Purchaser (for itself and on behalf of Merger Sub) in the event:

(i)	of a breach of any representation, warranty, covenant or agreement made by the Purchaser or Merger Sub in this Agreement, such that Section 7.3(a) or Section 7.3(b) is incapable of being satisfied by the Termination Date; or

(ii)	that prior to the Company Stockholders’ Meeting, the Company Board or Special Committee shall have made a Recommendation Change in full compliance with Section 6.2(c) provided however that the Company shall:

(1)	simultaneously with such termination enter into an Alternative Acquisition Agreement, which may be conditional upon obtaining any consent required by the Affiliation Agreement and the Convertible Notes (as defined in the Affiliation Agreement); and

(2)	have paid any amounts due pursuant to, and in accordance with, Section 8.3;

(d)	Purchaser. by the Purchaser (on behalf of itself and Merger Sub) giving written notice to the Company in the event:

(i)	a Recommendation Change shall have been made in accordance with Section 6.2 provided that the Purchaser may not terminate this Agreement pursuant to this Section 8.1(d)(i) if the Stockholder Approval has been obtained;

(ii)	that the Company Board fails to expressly publicly reaffirm the Company Board Recommendation within ten (10) Business Days after a written request by the Purchaser to do so if the Purchaser makes such request promptly following the public announcement of a Takeover Proposal (provided that the Purchaser may not make such a request on more than one occasion with respect to any particular Takeover Proposal where the price and other material terms of such Takeover Proposal have not changed);

(iii)	that the Company or the Company Board (or the Special Committee) resolves or announces its intention to do either of the actions set forth in clauses (i) or (ii);

(iv)	of a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, such that Section 7.2(a) or Section 7.2(b) is incapable of being satisfied by the Termination Date; or

(v)	if a Company Material Adverse Effect shall occur and be continuing such that Section 7.2(e) is incapable of being satisfied by the Termination Date.

Notwithstanding the foregoing provisions of this Section 8.1, the right to terminate this Agreement pursuant to this Section 8.1 shall not be available to the party seeking to terminate to the extent any action of such party (or, in the case of the Purchaser, Merger Sub) or the failure of such party (or, in the case of the Purchaser, Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the cause of, or resulted in, the event giving rise to the termination and such action or failure to perform constitutes a breach of this Agreement.

8.2	Effect of termination

If this Agreement is terminated pursuant to this Section 8, it will become void and of no further force and effect, with no party to this Agreement (or any stockholder, director, officer, employee, agent or Representative of such party) having any liability whatsoever hereunder or in connection with any transactions contemplated hereby, provided, however:

(a)	that nothing herein shall relieve any party from liability or obligation with respect to any breach of this Agreement prior to such termination (except that in no event shall any party hereto be liable for any punitive damages);

(b)	Section 6.14, this Section 8.2, Section 8.3 and Section 9 shall each survive any termination of this Agreement.

8.3	Fees and expenses following termination

(a)	The Company will pay, or cause to be paid, to the Purchaser or to accounts designated by Purchaser in writing by wire transfer of immediately available funds an amount equal to $11,000,000 (the Termination Fee):

(i)	if this Agreement is terminated by Purchaser pursuant to Section 8.1(d)(i), in which event payment of the Termination Fee will be made within two Business Days after such termination; or

(ii)	if:

(1)	a Takeover Proposal shall have been publicly announced or disclosed and not terminated or withdrawn, which termination or withdrawal has been publicly announced or disclosed, prior to the termination of this Agreement;

(2)	this Agreement is terminated by either Purchaser or the Company pursuant to Section 8.1(b)(iii) or by Purchaser pursuant to Section 8.1(d)(iv) (unless any action of the Purchaser or Merger Sub, or the failure of the Purchaser of Merger Sub to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time, has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement); and

(3)	within twelve (12) months following the date of such termination, the Company enters into a Contract providing for the implementation of any Takeover Proposal or consummates any Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in the foregoing clause (1)), in which event payment of the Termination Fee will be made on or prior to the date on which the Company enters into such Contract or consummates such Takeover Proposal, as applicable.

For purposes of the foregoing clause (3) only, references in the definition of the term “Takeover Proposal” to the figure “9.9%” will be deemed to be replaced by the figure “50%” and references to the figure “90%” in the definition of “Takeover Proposal” shall be deemed to be a reference to “50%”; or

(iii)	if this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii), in which event payment of the Termination Fee must be made in advance of or concurrent with such termination.

(b)

The parties acknowledge that the agreements contained in Section 8.3(a) are an integral part of the transactions contemplated by this Agreement, that without these agreements neither party would have entered into this Agreement, and that any amounts payable pursuant to Section 8.3(a) and do not constitute a penalty. If the Company fails to pay the Purchaser any amounts due to such other party pursuant to Section 8.3(a) within the time periods specified in Section 8.3(a), the Company shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the other party in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(c)	Each of the Purchaser and the Company acknowledges and agrees that in the event (but only in the event) that the Termination Fee is payable pursuant to this Agreement, the right of the Purchaser to receive such amount shall constitute each of the Purchaser’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement. Nothing in this Section 8.3(c) shall preclude the Purchaser from seeking any remedy available at equity as provided for under this Agreement.

8.4	Amendment

(a)	This Agreement may be amended by the parties to this Agreement by action taken by or on behalf of their respective boards of directors (provided that in the case of the Company, that such amendment has been approved by the Special Committee) at any time prior to the Effective Time, whether before or after adoption of this Agreement by stockholders at the Company Stockholders Meeting, provided that:

(i)	after adoption of this Agreement by stockholders at the Company Stockholders Meeting, no amendment may be made which by Law requires the further approval of the stockholders of the Company without such further approval; and

(ii)	such amendment has been duly authorized or approved by each of the Purchaser, Merger Sub and the Company.

(b)	This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

8.5	Extension; waiver

(a)	At any time prior to the Effective Time, the Purchaser and Merger Sub, on the one hand, and the Company (with the approval of the Special Committee), on the other hand, may, unless prohibited by Law:

(i)	extend the time for the performance of any of the obligations of the other party;

(ii)	waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement; or

(iii)	waive compliance with any of the covenants or conditions contained in this Agreement.

(b)	Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party.

(c)	The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

9.	MISCELLANEOUS

9.1	Certain definitions

For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

(1)	401(k) Savings Plan means the retirement savings plan made available by the Company to its employees and operated in accordance with section 401(k) of the Code;

(2)	Acceptable Confidentiality Agreement means a confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and that also contains customary standstill provisions; provided, however, that an Acceptable Confidentiality Agreement may include provisions that are less favorable to the Company than those contained in the Confidentiality Agreement so long as the Company offers to amend the Confidentiality Agreement, concurrently with execution of such Acceptable Confidentiality Agreement, to include substantially similar provisions;

(3)	Acquiror Disclosure Letter has the meaning set forth in Section 5;

(4)	Acquiror Material Adverse Effect means any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects, would prevent the Purchaser or Merger Sub from performing its respective obligations under this Agreement or from consummating the transactions on the terms contemplated hereby;

(5)	Adverse Permit Effect has the meaning set forth in Section 4.27(a);

(6)	Affiliate means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise;

(7)	Affiliation Agreement means the agreement between Tercica, Inc, Suraypharm, a société par actions simplifiée, and Ipsen, SA effective as of October 13, 2006;

(8)	Aggregate Merger Consideration has the meaning set forth in Section 3.4(a)(iv);

(9)	Agreement has the meaning set forth in the Recitals;

(10)	Alternative Acquisition Agreement means merger agreement, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, purchase agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or relating to, or that is intended to or would reasonably be expected to lead to, a Takeover Proposal;

(11)	Book Entry Shares has the meaning set forth in Section 3.4(b)(i);

(12)	Business Day means any day, other than Saturday, Sunday or a day on which banking institutions in the City of New York or Paris are generally closed;

(13)	Certificate has the meaning set forth in Section 3.4(b)(i);

(14)	Certificate of Incorporation means the Company’s Amended and Restated Certificate of Incorporation;

(15)	Certificate of Merger has the meaning set forth in Section 1.3;

(16)	Closing has the meaning set forth in Section 1.2;

(17)	Closing Date has the meaning set forth in Section 1.2;

(18)	Code means the Internal Revenue Code of 1986, as amended;

(19)	Company has the meaning set forth in the Recitals;

(20)	Company Assets has the meaning set forth in Section 4.9;

(21)	Company Benefit Plans has the meaning set forth in Section 4.15(a);

(22)	Company Board means the board of directors of the Company;

(23)	Company Board Recommendation has the meaning set forth in Section 4.1(a);

(24)	Company Business Plan means the Company Business Plan in the form provided to the Purchaser on the date of this Agreement, certified by an officer of the Company as being the Company’s current business plan and as having been presented to the Special Committee and the Company Board;

(25)	Company Contract has the meaning set forth in Section 4.14(a);

(26)	Company Disclosure Letter has the meaning set forth in Section 4;

(27)	Company ESPP has the meaning set forth in Section 3.2(d);

(28)	Company Intellectual Property shall mean the Intellectual Property currently used in connection with the business of the Company or owned, purported to be owned, or held for use by the Company;

(29)	Company Intervening Event shall have the meaning set forth in Section 6.2(e)(iv);

(30)	Company Joint Venture means, with respect to the Company, any Person in which the Company, directly or indirectly, owns an equity interest that does not have voting power under ordinary circumstances to elect a majority of the board of directors or other Person performing similar functions but in which the Company has rights with respect to the management of such Person;

(31)	Company Material Adverse Effect means (as appropriate in context) any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects, (i) is materially adverse to the business, net assets, net liabilities, financial condition or results of operations of the Company, other than any of the following (or combination of the following), or any event, state of facts, circumstance, development, change or effect resulting therefrom (A) changes in general economic conditions in the United States or France or changes in capital or financial markets generally, including changes in interest or exchange rates; (B) the announcement of this Agreement and the pendency of the transactions contemplated hereby; (C) general changes or developments in the industries in which the Company operate; (D) changes in any Law or GAAP or interpretation thereof after the date hereof; (E) any failure, in and of itself, by the Company to meet any estimates of revenues or earnings or any projections for any period (provided, however, that, the underlying cause for such failure may be considered in determining whether there may be a Company Material Adverse Effect); (F) a decline in the price or trading volume of the Company’s common stock on the NASDAQ (provided, however, that, the underlying cause for such failure may be considered in determining whether there may be a Company Material Adverse Effect), (G) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof, or (H) those facts and circumstances disclosed in the Company Disclosure Letter at Section 4.25(d) and Section 4.13(a) of the Company Disclosure Letter; except, in the case of the foregoing clauses (A), (C), (D) and (G), to the extent such changes or developments referred to therein have a materially disproportionate impact on the Company, relative to other industry participants; or (ii) would prevent the Company from performing its obligations under this Agreement or from consummating the transactions on the terms contemplated hereby;

(32)	Company Organizational Documents means the certificate of incorporation and bylaws of the Company, in each case as in effect on the date of this Agreement and including all amendments thereto;

(33)	Company Permits has the meaning set forth in Section 4.27(a);

(34)	Company Proxy Statement has the meaning set forth in Section 6.3(b);

(35) Company SEC Documents has the meaning set forth in Section 4.11(a);

(36)	Company Securities means (i) shares of capital stock or other securities of the Company having the right to vote (ii) securities convertible or exchangeable or exercisable for shares of capital stock or other securities of the Company having voting rights, and (iii) pre-emptive or other rights (which terms, for the purposes of this will be deemed to include “phantom stock or other commitments that provide any right to receive value or benefits similar to such capital stock, securities or other rights), subscriptions, options, warrants, stock appreciation rights with respect to shares of capital stock or other securities of the Company having the right to vote;

(37)	Company Stockholders’ Meeting has the meaning set forth in Section 6.3(a);

(38)	Confidentiality Agreement means the confidentiality agreement by and between Tercica, Inc. and Ipsen, S.A., dated as of May 13, 2008;

(39)	Continuation Period has the meaning set forth in Section 6.11;

(40)	Contracts means any contracts, arrangements, agreements, Permits, licenses, notes, bonds, mortgages, indentures, commitments, Leases, or other instruments or binding obligations, whether written or oral;

(41)	Credit Facility has the meaning set forth in Section 6.3(e)(v);

(42)	D&O Insurance has the meaning set forth in Section 6.7(a)(i);

(43)	DGCL means the Delaware General Corporation Law, as amended from time to time;

(44)	Dissenting Stockholder has the meaning set forth in Section 3.2;

(45)	Dissenting Shares has the meaning set forth in Section 3.2;

(46)	Early Exercise Shares means Shares issued as a result of the early exercise of Stock Options prior to the date of vesting of such Stock Options and which remain subject to vesting or other lapse restrictions;

(47)	Effective Time has the meaning set forth in Section 1.3;

(48)	Employees has the meaning set forth in Section 6.11(a);

(49)	EMeA means the European Medicines Agency;

(50)	Environmental Claims means, in respect of any Person, (i) any and all administrative, regulatory or judicial actions, suits, orders, decrees, demands, directives, claims, Liens, proceedings or written notices of noncompliance or violation alleging potential presence or Release of, or exposure to, any Hazardous Materials at any location, whether or not owned, operated, leased or managed by such Person, or (ii) any and all indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of, or exposure to, any Hazardous Materials;

(51)	Environmental Laws means all applicable federal, state, local and foreign laws (including international conventions, protocols and treaties), common law, rules, regulations, orders, decrees or judgments issued, promulgated or entered into, by or with any Governmental Entity, relating to pollution, Hazardous Materials, health or safety, natural resources or the protection, investigation or restoration of the environment as in effect on the date of this Agreement;

(52)	Environmental Permits means all permits, licenses, registrations and other governmental authorizations required under applicable Environmental Laws;

(53)	ERISA has the meaning set forth in Section 4.15(a);

(54)	ERISA Affiliate has the meaning set forth in Section 4.15(b);

(55)	Exchange Act means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(56)	Excluded Contract has the meaning set forth in Section 4.14(b);

(57)	Excluded Share(s) means (i) Shares owned by any member of the Purchaser Group (ii) Shares owned by the Company and (iii) Dissenting Shares;

(58)	Exercise Period shall have the meaning set forth in Section 3.2(b)(i);

(59)	Expenses has the meaning set forth in Section 6.14;

(60)	FDA has the meaning set forth in Section 4.25(a);

(61)	Financing has the meaning set forth in Section 5.6;

(62)	FIRPTA Statement has the meaning set forth in Section 6.10;

(63)	GAAP has the meaning set forth in Section 4.11(g)(iii);

(64)	Governmental Entity has the meaning set forth in Section 4.8;

(65)	Grant Date has the meaning set forth in Section 4.15(p)(i);

(66)	Hazardous Materials means (i) any substance that is listed, classified, regulated or subject to any Environmental Laws; or (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material, molds, or radon;

(67)	HSR Act has the meaning set forth in Section 4.8(d);

(68)	Indemnified Parties has the meaning set forth in Section 6.7(a)(i)(1);

(69)

Intellectual Property shall mean all patents, patent applications, statutory invention registrations, inventions and other industrial property rights; trademarks, service marks, trade names, trade dress, logos, including registrations and applications for the registration thereof; copyrights (including without limitation, computer software programs); Internet domain name registrations; Internet web sites, web content, and registrations and applications for registrations thereof; confidential and proprietary information, including know-how and trade secret rights, technologies, techniques and processes; computer software, programs and databases in any form, all versions, updates, corrections, enhancements, replacements, and modifications thereof, and all documentation related thereto; and rights of privacy, publicity and endorsement, in each case under the laws of any jurisdiction in the world, and including rights under and with respect to all applications, registrations, continuations, divisions, renewals, extensions and reissues of the foregoing;

(70)	IRS has the meaning set forth in Section 4.15(d);

(71)	IT Systems means the information and communications technologies used by the Company, including hardware, proprietary and third party software, services, networks, peripherals and associated documentation;

(72)	Knowledge means, (i) with respect to the Company, the actual knowledge after reasonable inquiry of the executive officers of the Company and (ii) with respect to the Purchaser, the actual knowledge after reasonably inquiry of the executive officers of the Purchaser;

(73)	Laws means any domestic or foreign laws, statutes, ordinances, rules (including rules of common law), regulations, codes, executive orders or legally enforceable requirements enacted, issued, adopted, promulgated or applied by any Governmental Entity;

(74)	Lease has the meaning set forth in Section 4.18(b);

(75)	Leased Property has the meaning set forth in Section 4.18(b);

(76)	Liens means with respect to any asset, any mortgages, deeds of trust, liens (statutory or other), pledges, security interests, title retention devices, conditional sales or other security arrangements, collateral assignments, claims, covenants, conditions, restrictions, options, rights of first offer or refusal, charges, easements, servitudes, restrictive covenants, rights-of-way, encroachments, third party rights or other encumbrances or title defects of any kind or nature including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any attribute of ownership of any asset in each case except for such restrictions of general application under the Securities Act and state “blue sky” laws;

(77)	Maximum Premium has the meaning set forth in Section 6.7(a);

(78)	Measurement Date has the meaning set forth in Section 4.6(b);

(79)	Merger has the meaning set forth in the Recitals of this Agreement;

(80)	Merger Consideration has the meaning set forth in Section 3.1(a)(i);

(81)	Merger Sub Stock means the shares of common stock of Merger Sub;

(82)	NASDAQ has the meaning set forth in Section 4.8(d);

(83)	New Plans has the meaning set forth in Section 6.11(c);

(84)	Notice of Recommendation Change has the meaning set forth in Section 6.2(b);

(85)	Old Plans has the meaning set forth in Section 6.11(c);

(86)	Opinion has the meaning set forth in Section 4.5;

(87)	Orders means any order, judgment, injunction, award, decree or writ handed down, adopted or imposed by, including any consent decree or agreement, settlement agreement, memorandum of understanding or similar written agreement to which the Company is a party with, any Governmental Entity;

(88)	Paying Agent has the meaning set forth in Section 3.4(a)(i);

(89)	Payment Fund has the meaning set forth in Section 3.4(a)(ii);

(90)	Permits has the meaning set forth in Section 4.27(a);

(91)	Permitted Liens means (i) liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, materialmen’s or other liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; or (iii) any other liens, security interests, easements, rights-of-way, encroachments, restrictions, conditions and other encumbrances that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a material effect on the assets or properties to which they relate;

(92)	Person means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, unincorporated organization, union, proprietorship, joint-stock company, joint venture, Governmental Entity and other entity and group comprised of two or more of the foregoing (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act);

(93)	Preferred Stock has the meaning set forth in Section 4.6(a);

(94)	Proceeding has the meaning set forth in Section 4.23(a);

(95)	Purchaser has the meaning set forth in the Recitals;

(96)	Purchaser Affiliate Voting Agreements has the meaning set forth in Section 5.8;

(97)	Purchaser Group means the Purchaser, Merger Sub and their respective Affiliates;

(98)	Recommendation Change means the withholding, withdrawal, modification or amendment by the Special Committee or the Company Board of the Company Board Recommendation or the recommendation, adoption, or approval of a Takeover Proposal or any resolution, proposal or agreement by the Special Committee or Company Board to undertake any of the foregoing actions;

(99)	Release means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment;

(100)	Representatives means, when used with respect to the Purchaser, Merger Sub or the Company, the directors, officers, consultants, accountants, legal counsel, investment bankers, agents and other outside representatives of the Purchaser, Merger Sub or the Company, as applicable, and each of their respective Subsidiaries, if any;

(101)	Restricted Shares means Shares subject to restricted share awards that remain subject to vesting or other lapse restrictions pursuant to the Company Benefit Plans (including any Shares credited to restricted share awards as dividend equivalents);

(102)	Restricted Stock Units means grants of stock awards obligating the Company to issues Shares at a future date pursuant to the Stock Option Plans;

(103)	Rights means those rights relating to the Series A Junior Participating Preferred Stock of the Company issued pursuant to the Rights Agreement;

(104)	Rights Agreement means the agreement dated as of October 13, 2006 between the Company and Computershare Trust Company, N.A. as rights agent, as amended;

(105)	Schedule 13E-3 has the meaning set forth in Section 4.8(c);

(106)	SEC means the Securities and Exchange Commission;

(107)	Securities Act means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

(108)	Share means each share of common stock, par value $0.001, of the Company;

(109)	SOX has the meaning set forth in Section 4.11(d);

(110)	Special Committee means the committee of the Company Board, each of the members of which is a disinterested director who is not otherwise affiliated with the Purchaser Group and not a member of the Company’s management, formed for the purpose of evaluating, and making a recommendation to the full Company Board with respect to, this Agreement and the transactions contemplated hereby, including the Merger, and shall include any successor committee to the existing Special Committee or any reconstitution thereof, provided that is such committee no longer exists at the applicable time, Special Committee shall instead be deemed to refer to a majority of those members of the Company Board who are disinterested directors, who are not otherwise affiliated with the Purchaser Group and who are not members of the Company’s management;

(111)	Special Committee Financial Advisor has the meaning set forth in Section 4.5;

(112)	Stockholder Approval means the adoption of this Agreement by the holders of a majority of the voting power of the Shares entitled to vote thereon, voting together as a single class;

(113)	Stock Option(s) has the meaning set forth in Section 3.2(b)(i);

(114)	Stock Option Plans has the meaning set forth in Section 3.2(a);

(115)	Stock Purchase Agreement means the stock purchase and master transaction agreement between the Company and Ipsen, S.A. dated as of July 18, 2006;

(116)	Subsidiary means, when used with respect to the Purchaser, Merger Sub or the Company, any other Person (whether or not incorporated) that the Purchaser, Merger Sub or the Company, as applicable, directly or indirectly owns or has the power to vote or control 50% or more of any class or series of capital stock or other equity interests of such Person;

(117)	Superior Proposal means any bona fide written Takeover Proposal that the Company Board (acting through the Special Committee) determines in good faith (after consultation with the Special Committee Financial Advisor) to be more favorable to the Company’s stockholders than the Merger and the other transactions contemplated by this Agreement taking into account:

(I)	all financial considerations;

(II)	the identity of the third party making such Takeover Proposal;

(III)	the anticipated timing, conditions and prospects for completion of such Takeover Proposal, including the prospects for obtaining regulatory approvals and financing, and any stockholder approvals or third party contractual consents;

(IV)	the other terms and conditions of such Takeover Proposal and the implications thereof on the Company including relevant legal, financial, regulatory and other aspects of such Takeover Proposal and the Merger and the other transactions contemplated by this Agreement deemed relevant by the Company Board (acting through the Special Committee); and

(V)	any proposal by Purchaser to amend or modify the terms of the Merger and the other transactions contemplated by this Agreement, except that the reference to “9.9%” in the definition of “Takeover Proposal” shall be deemed to be a reference to “50%” and the reference to “90%” in the definition of “Takeover Proposal” shall be deemed to be a reference to “50%”;

(118)	Surviving Corporation has the meaning set forth in Section 1.1;

(119)	Takeover Inquiry has the meaning set forth in Section 6.2(b)(i);

(120)

Takeover Proposal means any inquiry, proposal or offer from any Person or group of Persons other than the Purchaser Group relating to (i) any direct or indirect acquisition or purchase of a business or division (or more than one of them) that in the aggregate constitutes 9.9% or more of the net revenues, net income or assets of the Company, (ii) the direct or indirect acquisition of 9.9% or more of the voting equity interest in the Company (by vote or value), (iii) tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 9.9% or more of the equity interest (by vote or value) in the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, or similar transaction involving the Company, in each case following which the stockholders of the Company immediately prior to such transaction would own less than 90 percent of the voting equity interest in the surviving or resulting entity or (v) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in case or stock) by the Company, it being expressly understood that a Takeover Proposal may include a combination of inquiries, proposals or offers from one or more Persons, whether or not Affiliates of each other, whereby separate divisions of the Company are proposed to be acquired by such Persons;

(121)	Tax or Taxes means all federal, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, including all corporate franchise, income, gross receipts, sales, use, ad valorem, receipts, value added, profits, license, withholding, payroll, employment, excise, premium, property, customs, net worth, capital gains, transfer, stamp, documentary, social security, environmental, alternative minimum, occupation, recapture and other taxes, and including all interest, penalties and additions imposed with respect to such amounts, and all amounts payable pursuant to any agreement or arrangement with respect to Taxes;

(122)	Tax Returns means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof;

(123)	Termination Date has the meaning set forth in Section 8.1(b)(iii);

(124)	Termination Fee has the meaning set forth in Section 8.3(a);

(125)	Treasury Regulations means the Treasury regulations promulgated under the Code;

(126)	Voting Agreement(s) has the meaning set forth in the Recitals;

(127)	Voting Parties means John Scarlett, The John A. Scarlett 1999 Trust U/A (dated November 26, 1999), The Susan E. Scarlett 1999 Trust U/A (dated November 26, 1999), Karin Eastham, Richard King, Ajay Bansal, Stephen Rosenfield, and Andy Grethlein; and

(128)	WARN has the meaning set forth in Section 4.16(d).

9.2	Interpretation

The headings in this Agreement are for reference only and do not affect the meaning or interpretation of this Agreement. Definitions will apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun will include the corresponding masculine, feminine and neuter forms. All references in this Agreement, the Company Disclosure Letter and the Acquiror Disclosure Letter to Sections refer to Sections of this Agreement unless the context requires otherwise. The words “include,” “includes” and

“including” are not limiting and will be deemed to be followed by the phrase “without limitation.” The phrases “herein,” “hereof,” “hereunder” and words of similar import will be deemed to refer to this Agreement as a whole, the Company Disclosure Letter, the Acquiror Disclosure Letter and the Schedules hereto, and not to any particular provision of this Agreement. Unless the context requires otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement will be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law will be deemed to refer also to any rules and regulations promulgated under that Law. References to a Person also refer to its predecessors and successors and permitted assigns.

9.3	Survival

(a)	None of the representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered under this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time except for those covenants and agreements in this Agreement which, by their terms, apply or are to be performed in whole or in part after the Effective Time and, without limiting the foregoing, the covenants and agreements of the parties contained in Section 6.5 (Indemnification, directors’ and officers’ insurance), Section 6.14 (Fees and expenses), Section 8.2 (Effect of Termination) (and the Sections referred to therein) and Section 9 of this Agreement shall survive termination of this Agreement.

(b)	The Confidentiality Agreement will (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

9.4	Governing Law

This Agreement shall be deemed to be made in and in all respects shall be interpreted, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement.

9.5	Submission to jurisdiction

Each of the parties:

(a)	irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall only be brought and determined in the Court of Chancery of the State of Delaware, or in the event that court lacks jurisdiction to hear the claim, in any Delaware State court;

(b)	agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.7 or in such other manner as may be permitted by Laws, will be valid and sufficient service thereof;

(c)	hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts.

(d)	hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder:

(i)	any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 9.5;

(ii)	any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and

(iii)	to the fullest extent permitted by Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

9.6	Waiver of jury trial

Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Proceeding, (b) such party understands and has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.6.

9.7	Notices

Any notice, request, claim, demand, instruction or other communication under this Agreement shall be in writing and delivered by hand or nationally recognized overnight courier or by facsimile to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Purchaser or Merger Sub, to:

Ipsen S.A.

42, rue du Docteur Blanche

75016

France

Attention: General Counsel

Facsimile: + 331 44 96 11 88

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP

520 Madison Avenue

34th Floor

New York

NY 10022

U.S.A.

Attention: Matthew Jacobson, Esq.

Facsimile: +1 212 277 4001

If to the Company, to:

Tercica, Inc.

2000 Sierra Point Parkway, Suite 400,

Brisbane, California 94005

United States

Attention: General Counsel

Facsimile: (650) 624-4940

with a copy (which shall not constitute notice) to:

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto

California 94306

United States

Attention: Suzanne Sawochka Hooper

Facsimile: (650) 840-7400

with a copy (which shall not constitute notice) to:

Morris, Nichols, Arsht & Tunnell LLP

1201 North Market Street

P.O. Box 1347

Wilmington, DE 19899-1347

United States

Attention: Jeffrey R. Wolters

Facsimile: (302) 498-6215

Each such communication will be effective (a) if delivered by hand or overnight courier, when such delivery is made at the address specified in this Section 9.7, or (b) if delivered by facsimile in fully legible form, when such facsimile is transmitted to the facsimile number specified in this Section 9.7 and appropriate confirmation is received.

9.8	Entire Agreement

This Agreement, the Company Disclosure Letter, the Acquiror Disclosure Letter, the Voting Agreements and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement except that nothing in the Agreement shall constitute any waiver or amendment of any rights of any member of the Purchaser Group, or obligations of the Company (including the obligations to obtain the consent of certain members of the Purchaser Group with respect to certain actions of the Company), set forth in, or contemplated by, the Stock Purchase Agreement and related agreements, including the Affiliation Agreement, the Convertible Notes (as defined in the Affiliation Agreement) and the Somatuline Autogel License (as defined in the Affiliation Agreement). No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement. For purposes of clarification, the conditions set forth in the Affiliation Agreement that limit the acquisition of Shares by Ipsen, S.A. and its Affiliates (including the Purchaser) do not apply to the performance of this Agreement

9.9	No limitation on other representations

Except as otherwise expressly provided in this Agreement, nothing in any representation or warranty in this Agreement shall in any way limit or restrict the scope, applicability or meaning of any other representation or warranty made by the Company, the Purchaser or Merger Sub herein.

9.10	No third party beneficiaries

Except (i) as provided in Section 6.5 (Indemnification, directors’ and officers’ insurance) (ii) for the right of the Company, on behalf of its stockholders, o pursue damages in the event of the Purchaser’s or Merger Sub’s breach of this Agreement or fraud, which right is hereby acknowledged by the Purchaser and Merger Sub, the Purchaser and Merger Sub on the one part and the Company on the other hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of, on the part of the Purchaser and Merger Sub, the Company and, on the part of the Company, the Purchaser and Merger Sub, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.5 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.11	Severability

The provisions of this Agreement are severable and the invalidity, illegality or unenforceability of any provision will not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

9.12	Rules of construction

The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.

9.13	Assignment

This Agreement may not be assigned by operation of Law or otherwise; provided that prior to the mailing of the Company Proxy Statement to the Company’s stockholders, the Purchaser may designate, by written notice to the Company, another wholly-owned direct or indirect Subsidiary to be a constituent entity in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation, provided that any such designation shall not impede or delay the consummation of the transactions contemplated by this Agreement (including by impeding or delaying approval of the Company Proxy Statement or Schedule 13E-3 by the SEC) or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section will be null and void.

9.14	Remedies

Except as otherwise provided under this Agreement, all rights, powers and remedies provided under this Agreement, or otherwise available in respect hereof at Law or in equity, shall be cumulative and not alternative of any other remedy at Law or equity and the exercise of any such right, power or remedy shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

9.15	Specific performance

The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and money damages would not be an adequate remedy. It is accordingly agreed that prior to the termination of this Agreement in accordance with Section 8, the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, in addition to any other remedy to which they are entitled at Law or in equity.

9.16	Counterparts; effectiveness

This Agreement may be executed in any number of counterparts, including by facsimile transmission, all of which will be one and the same agreement. This Agreement shall become effective only when:

(a)	actually signed by each party hereto and each such party has received counterparts hereof signed by all of the other parties hereto; and

(b)	the Purchaser and Merger Sub shall have entered into Voting Agreements with the Voting Parties pursuant to which the Voting Parties shall vote all Shares owned by them in favor of approval of this Agreement and the transactions contemplated in this Agreement, including the Merger, against any action, proposal or transaction or agreement involving the Company that would reasonably be expected to impede, prevent, frustrate, interfere with, delay, postpone or adversely affect the Merger or other transactions contemplated by this Agreement and against any Takeover Proposal other than a Takeover Proposal made by the Purchaser.

[Remainder of Page Intentionally Left Blank. Signature Page Follows.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

TERCICA, INC

By:	/s/ John A. Scarlett, M.D.
	Name:	John A. Scarlett, M.D.
	Title:	Chief Executive Officer

BEAUFOUR IPSEN PHARMA, S.A.S.

By:	/s/ Jean Luc Belingard
	Name:	Jean Luc Belingard
	Title:	Authorized Signatory

TRIBECA ACQUISITION CORPORATION

By:	/s/ Jean Luc Belingard
	Name:	Jean Luc Belingard
	Title:	Director

LIST OF OMITTED SCHEDULES

Company Disclosure Schedule
Section 4.1	Organization; Power; Qualification
Section 4.2	Company Organizational Documents
Section 4.3	Corporate Authorization; Enforceability
Section 4.4	Takeover Statutes and Defenses
Section 4.5	Opinion of the Special Committee Financial Advisor
Section 4.6	Capitalization; Stock Options
Section 4.7	Subsidiaries
Section 4.8	Governmental Authorizations
Section 4.9	Non-contravention
Section 4.10	Voting
Section 4.11	SEC Documents and Financial Reports
Section 4.12	Undisclosed Liabilities
Section 4.13	Absence of Certain Changes
Section 4.14	Contracts
Section 4.15	Company Benefit Plans
Section 4.16	Labor Relations
Section 4.17	Taxes
Section 4.18	Title to Real Properties
Section 4.19	Intellectual Property
Section 4.20	IT Systems
Section 4.21	Insurance
Section 4.22	Suppliers, Distributors and Customers
Section 4.23	Litigation
Section 4.24	Compliance with Laws
Section 4.25	FDA, EMeA and Other Regulatory Authorities
Section 4.26	Environmental Liability
Section 4.27	Permits; Relations with Governments
Section 4.28	Brokers and Finders
Section 4.29	Takeover Proposals
Section 6.1	Conduct of Business of the Company
Section 6.7	Indemnification, Directors’ and Officers’ Insurance
Section 7.2	Conditions to Obligations of the Purchaser and Merger Sub
Schedule 4.6(d)	Capitalization; Stock Options

The above schedules have been omitted from this exhibit pursuant to Item 601(b)(2) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted schedules to the U.S. Securities and Exchange Commission upon request.